SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2010
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Consolidated Financial Statements
For the year ended March 31, 2010

Sony Corporation
TOKYO, JAPAN

Management’s Annual Report on Internal Control over Financial Reporting

Sony’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Sony’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. Sony’s internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Sony;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Sony are being made only in accordance with authorizations of management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Sony’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Sony’s management evaluated the effectiveness of Sony’s internal control over financial reporting as of March 31, 2010 based on the criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that Sony maintained effective internal control over financial reporting as of March 31, 2010.

Sony’s independent registered public accounting firm, PricewaterhouseCoopers Aarata, has issued an audit report on our internal control over financial reporting as of March 31, 2010, presented on page 3.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Sony Corporation (Sony Kabushiki Kaisha)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in stockholders’ equity present fairly, in all material respects, the financial position of Sony Corporation and its subsidiaries (“Sony”) at March 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Sony maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Sony’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express opinions on these financial statements and on Sony’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, Sony changed the manner in which it accounts for uncertain income tax positions in the fiscal year ended March 31, 2008 and the manner in which it accounts for noncontrolling interests in the fiscal year ended March 31, 2010.

 A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Aarata
Tokyo, Japan
May 31, 2010

Consolidated Balance Sheets

Sony Corporation and Consolidated Subsidiaries - March 31

	Yen in millions
	2009	2010
ASSETS
Current assets:
Cash and cash equivalents	660,789	1,191,608
Marketable securities	466,912	579,493
Notes and accounts receivable, trade	963,837	996,100
Allowance for doubtful accounts and sales returns	(110,383)	(104,475)
Inventories	813,068	645,455
Deferred income taxes	189,703	197,598
Prepaid expenses and other current assets	636,709	627,093
Total current assets	3,620,635	4,132,872

Film costs	306,877	310,065

Investments and advances:
Affiliated companies	236,779	229,051
Securities investments and other	4,561,651	5,070,342
	4,798,430	5,299,393

Property, plant and equipment:
Land	155,665	153,067
Buildings	911,269	897,054
Machinery and equipment	2,343,839	2,235,032
Construction in progress	100,027	71,242
	3,510,800	3,356,395
Less – Accumulated depreciation	2,334,937	2,348,444
	1,175,863	1,007,951

Other assets:
Intangibles, net	396,348	378,917
Goodwill	443,958	438,869
Deferred insurance acquisition costs	400,412	418,525
Deferred income taxes	359,050	403,537
Other	511,938	475,985
	2,111,706	2,115,833

Total assets	12,013,511	12,866,114
(Continued on following page.)

Consolidated Balance Sheets

	Yen in millions
	2009	2010
LIABILITIES
Current liabilities:
Short-term borrowings	303,615	48,785
Current portion of long-term debt	147,540	235,822
Notes and accounts payable, trade	560,795	817,118
Accounts payable, other and accrued expenses	1,036,830	1,003,197
Accrued income and other taxes	46,683	69,175
Deposits from customers in the banking business	1,326,360	1,509,488
Other	389,077	376,340
Total current liabilities	3,810,900	4,059,925

Long-term debt	660,147	924,207
Accrued pension and severance costs	365,706	295,526
Deferred income taxes	188,359	236,521
Future insurance policy benefits and other	3,521,060	3,876,292
Other	250,737	188,088
Total liabilities	8,796,909	9,580,559
Commitments and contingent liabilities

EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value –
2009– Shares authorized: 3,600,000,000, shares issued: 1,004,535,364	630,765
2010– Shares authorized: 3,600,000,000, shares issued: 1,004,571,464		630,822
Additional paid-in capital	1,155,034	1,157,812
Retained earnings	1,916,951	1,851,004
Accumulated other comprehensive income –
Unrealized gains on securities, net	30,070	62,337
Unrealized losses on derivative instruments, net	(1,584)	(36)
Pension liability adjustment	(172,709)	(148,989)
Foreign currency translation adjustments	(589,220)	(582,370)
	(733,443)	(669,058)
Treasury stock, at cost
Common stock
2009– 1,013,287 shares	(4,654)
2010– 1,039,656 shares		(4,675)
	2,964,653	2,965,905
Noncontrolling interests	251,949	319,650
Total equity	3,216,602	3,285,555
Total liabilities and equity	12,013,511	12,866,114
The accompanying notes are an integral part of these statements.

Consolidated Statements of Income

Sony Corporation and Consolidated Subsidiaries – Fiscal Year Ended March 31
	Yen in millions
	2008	2009	2010
Sales and operating revenue:
Net sales	8,201,839	7,110,053	6,293,005
Financial service revenue	553,216	523,307	838,300
Other operating revenue	116,359	96,633	82,693
	8,871,414	7,729,993	7,213,998
Costs and expenses:
Cost of sales	6,290,022	5,660,504	4,892,563
Selling, general and administrative	1,714,445	1,686,030	1,544,890
Financial service expenses	530,306	547,825	671,550
(Gain) loss on sale, disposal or impairment of assets, net	(37,841)	38,308	42,988
	8,496,932	7,932,667	7,151,991
Equity in net income (loss) of affiliated companies	100,817	(25,109)	(30,235)
Operating income (loss)	475,299	(227,783)	31,772
Other income:
Interest and dividends	34,272	22,317	13,191
Gain on sale of securities investments, net	5,504	1,281	9,953
Foreign exchange gain, net	5,571	48,568	–
Gain on initial public offering of Sony Financial Holdings	81,040	–	–
Other	23,060	26,659	20,690
	149,447	98,825	43,834
Other expenses:
Interest	22,931	24,376	22,505
Loss on devaluation of securities investments	13,087	4,427	2,946
Foreign exchange loss, net	–	–	10,876
Other	21,594	17,194	12,367
	57,612	45,997	48,694
Income (loss) before income taxes	567,134	(174,955)	26,912
Income taxes:
Current	183,438	80,521	48,698
Deferred	20,040	(153,262)	(34,740)
	203,478	(72,741)	13,958
Net income (loss)	363,656	(102,214)	12,954
Less - Net income (loss) attributable to noncontrolling interests	(5,779)	(3,276)	53,756
Net income (loss) attributable to Sony Corporation's stockholders	369,435	(98,938)	(40,802)

	Yen
	2008	2009	2010
Per share data:
Common stock
Net income (loss) attributable to Sony Corporation’s stockholders
– Basic	368.33	(98.59)	(40.66)
– Diluted	351.10	(98.59)	(40.66)

Cash dividends	25.00	42.50	25.00
The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Sony Corporation and Consolidated Subsidiaries – Fiscal Year Ended March 31

	Yen in millions
	2008	2009	2010
Cash flows from operating activities:
Net income (loss)	363,656	(102,214)	12,954
Adjustments to reconcile net income (loss) to net cash provided by operating activities –
Depreciation and amortization, including amortization of deferred insurance acquisition costs	428,010	405,443	371,004
Amortization of film costs	305,468	255,713	277,665
Stock-based compensation expense	4,130	3,446	2,202
Accrual for pension and severance costs, less payments	(17,589)	16,654	(9,763)
(Gain) loss on sale, disposal or impairment of assets, net	(37,841)	38,308	42,988
(Gain) loss on sale or devaluation of securities investments, net	7,583	3,146	(7,007)
(Gain) loss on revaluation of marketable securities held in the financial service business for trading purpose, net	56,543	77,952	(49,837)
(Gain) loss on revaluation or impairment of securities investments held in the financial service business, net	60,107	101,114	(53,984)
Gain on initial public offering of Sony Financial Holdings	(81,040)	–	–
Deferred income taxes	20,040	(153,262)	(34,740)
Equity in net (income) losses of affiliated companies, net of dividends	(13,527)	65,470	36,183
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	185,651	218,168	(53,306)
(Increase) decrease in inventories	(140,725)	160,432	148,584
Increase in film costs	(353,343)	(264,412)	(296,819)
Increase (decrease) in notes and accounts payable, trade	(235,459)	(375,842)	262,032
Increase (decrease) in accrued income and other taxes	138,872	(163,200)	63,619
Increase in future insurance policy benefits and other	166,356	174,549	284,972
Increase in deferred insurance acquisition costs	(62,951)	(68,666)	(71,999)
Increase in marketable securities held in the financial service business for trading purpose	(57,271)	(26,088)	(8,335)
(Increase) decrease in other current assets	(24,312)	134,175	(32,405)
Increase (decrease) in other current liabilities	51,838	(105,155)	5,321
Other	(6,512)	11,422	23,578
Net cash provided by operating activities	757,684	407,153	912,907
(Continued on following page.)

Consolidated Statements of Cash Flows

	Yen in millions
	2008	2009	2010
Cash flows from investing activities:
Payments for purchases of long-lived assets	(474,552)	(496,125)	(338,050)
Proceeds from sales of long-lived assets	144,741	153,439	15,671
Payments for investments and advances by financial service business	(2,283,491)	(2,496,783)	(1,581,841)
Payments for investments and advances (other than financial service business)	(103,082)	(178,335)	(41,838)
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances by financial service business	1,441,496	1,923,264	1,128,500
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances (other than financial service business)	51,947	11,569	54,324
Proceeds from sales of shares of Sony Financial Holdings	305,280	–	–
Other	7,219	1,629	17,230
Net cash used in investing activities	(910,442)	(1,081,342)	(746,004)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	31,093	72,188	510,128
Payments of long-term debt	(34,701)	(264,467)	(144,105)
Increase (decrease) in short-term borrowings, net	15,838	244,584	(250,252)
Increase in deposits from customers in the financial service business, net	485,965	261,619	276,454
Dividends paid	(25,098)	(42,594)	(25,085)
Proceeds from the issuance of shares under stock-based compensation plans	7,484	378	114
Proceeds from the issuance of shares of Sony Financial Holdings	28,800	–	–
Other	(3,863)	(4,250)	(2,240)
Net cash provided by financing activities	505,518	267,458	365,014
Effect of exchange rate changes on cash and cash equivalents	(66,228)	(18,911)	(1,098)
Net increase (decrease) in cash and cash equivalents	286,532	(425,642)	530,819
Cash and cash equivalents at beginning of the fiscal year	799,899	1,086,431	660,789
Cash and cash equivalents at end of the fiscal year	1,086,431	660,789	1,191,608

Supplemental data:
Cash paid during the fiscal year for –
Income taxes	126,339	242,528	60,022
Interest	18,817	22,729	19,821
Non-cash investing and financing activities –
Obtaining assets by entering into capital lease	7,017	5,831	2,553
The accompanying notes are an integral part of these statements.

Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
				Accumulated		Sony
		Additional		other	Treasury	Corporation’s
	Common	paid-in	Retained	comprehensive	stock, at	stockholders’	Noncontrolling
	stock	capital	earnings	income	cost	equity	interests	Total equity
Balance at March 31, 2007	626,907	1,143,423	1,719,506	(115,493)	(3,639)	3,370,704	38,970	3,409,674
Exercise of stock acquisition rights	3,538	3,685				7,223	105	7,328
Conversion of convertible bonds	131	131				262		262
Stock-based compensation		4,192				4,192		4,192

Comprehensive income:
Net income (loss)			369,435			369,435	(5,779)	363,656
Cumulative effect of an accounting change			(4,452)			(4,452)		(4,452)
Other comprehensive income, net of tax –
Unrealized losses on securities				(15,167)		(15,167)	(7,259)	(22,426)
Unrealized losses on derivative instruments				(2,296)		(2,296)		(2,296)
Pension liability adjustment				(26,103)		(26,103)	602	(25,501)
Foreign currency translation adjustments				(212,468)		(212,468)	(1,821)	(214,289)
Total comprehensive income (loss)						108,949	(14,257)	94,692

Stock issue costs, net of tax			(48)			(48)		(48)
Dividends declared			(25,080)			(25,080)	(3,563)	(28,643)
Purchase of treasury stock					(1,231)	(1,231)		(1,231)
Reissuance of treasury stock		16			102	118		118
Transactions with noncontrolling interests shareholders and other							255,594	255,594
Balance at March 31, 2008	630,576	1,151,447	2,059,361	(371,527)	(4,768)	3,465,089	276,849	3,741,938
(Continued on following page.)

Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
				Accumulated		Sony
		Additional		other	Treasury	Corporation’s
	Common	paid-in	Retained	comprehensive	stock, at	stockholders’	Noncontrolling
	stock	capital	earnings	income	cost	equity	interests	Total equity
Balance at March 31, 2008	630,576	1,151,447	2,059,361	(371,527)	(4,768)	3,465,089	276,849	3,741,938
Exercise of stock acquisition rights	189	189				378	18	396
Stock-based compensation		3,423				3,423		3,423

Comprehensive income:
Net loss			(98,938)			(98,938)	(3,276)	(102,214)
Other comprehensive income, net of tax –
Unrealized losses on securities				(40,859)		(40,859)	(15,992)	(56,851)
Unrealized gains on derivative instruments				1,787		1,787		1,787
Pension liability adjustment				(74,517)		(74,517)	(548)	(75,065)
Foreign currency translation adjustments				(247,697)		(247,697)	797	(246,900)
Total comprehensive loss						(460,224)	(19,019)	(479,243)

Stock issue costs, net of tax			(4)			(4)		(4)
Dividends declared			(42,648)			(42,648)	(6,056)	(48,704)
Purchase of treasury stock					(302)	(302)		(302)
Reissuance of treasury stock		(25)	(152)		416	239		239
Transactions with noncontrolling interests shareholders and other							157	157
Effects of changing the pension plan measurement date			(668)	(630)		(1,298)		(1,298)
Balance at March 31, 2009	630,765	1,155,034	1,916,951	(733,443)	(4,654)	2,964,653	251,949	3,216,602
(Continued on following page.)

Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
				Accumulated		Sony
		Additional		other	Treasury	Corporation’s
	Common	paid-in	Retained	comprehensive	stock, at	stockholders’	Noncontrolling
	stock	capital	earnings	income	cost	equity	interests	Total equity
Balance at March 31, 2009	630,765	1,155,034	1,916,951	(733,443)	(4,654)	2,964,653	251,949	3,216,602
Exercise of stock acquisition rights	57	57				114	6	120
Stock-based compensation		2,174				2,174		2,174

Comprehensive income:
Net income (loss)			(40,802)			(40,802)	53,756	12,954
Other comprehensive income, net of tax –
Unrealized gains on securities				32,267		32,267	16,527	48,794
Unrealized gains on derivative instruments				1,548		1,548	2	1,550
Pension liability adjustment				23,720		23,720	(27)	23,693
Foreign currency translation adjustments				6,850		6,850	(343)	6,507
Total comprehensive income						23,583	69,915	93,498

Dividends declared			(25,088)			(25,088)	(5,399)	(30,487)
Purchase of treasury stock					(139)	(139)		(139)
Reissuance of treasury stock			(57)		118	61		61
Transactions with noncontrolling interests shareholders		547				547	3,179	3,726
Balance at March 31, 2010	630,822	1,157,812	1,851,004	(669,058)	(4,675)	2,965,905	319,650	3,285,555
The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

1.  Nature of operations

Sony Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer, professional and industrial markets as well as game consoles and software.  Sony’s primary manufacturing facilities are located in Japan, Europe, and Asia. Sony also utilizes third-party contract manufacturers for certain products.  Sony’s products are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales via the Internet.  Sony is engaged in the development, production, manufacture, marketing, distribution and broadcasting of image-based software, including motion picture, home entertainment and television products.  Sony is also engaged in the development, production, manufacture, and distribution of recorded music.  Further, Sony is also engaged in various financial service businesses, including life and non-life insurance operations through its Japanese insurance subsidiaries, banking operations through a Japanese internet-based banking subsidiary and leasing and credit financing operations through a subsidiary in Japan.  In addition to the above, Sony is engaged in a network service business and an advertising agency business in Japan.

2.  Summary of significant accounting policies

Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.  The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).  Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP.  These adjustments were not recorded in the statutory books and records.

(1)  Significant accounting policies:

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of Sony Corporation and its majority-owned subsidiary companies, general partnerships in which Sony has a controlling interest, and variable interest entities for which Sony is the primary beneficiary.  All intercompany transactions and accounts are eliminated.  Investments in business entities in which Sony does not have control, but has the ability to exercise significant influence over operating and financial policies generally through 20-50% ownership, are accounted for under the equity method.  In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method if more than minor influence over the operation of the investee exists (generally through more than 3-5% ownership).  When the interest in the partnership is so minor that Sony has no significant influence over the operation of the investee, the cost method is used.  Under the equity method, investments are stated at cost plus/minus Sony’s portion of equity in undistributed earnings or losses.  Sony’s equity in current earnings or losses of such entities is reported net of income taxes and is included in operating income (loss) after the elimination of unrealized intercompany profits.  If the value of an investment has declined and is judged to be other–than-temporary, the investment is written down to its estimated fair value.

On occasion, a consolidated subsidiary or an affiliated company accounted for by the equity method may issue its shares to third parties in either a public or private offering or upon conversion of convertible debt to common stock at amounts per share in excess of or less than Sony’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in earnings for the year the change in interest transaction occurs.  However, prior to Sony’s adoption of the new guidance on the accounting for noncontrolling interests and equity method investments on April 1, 2009, where the sale of such shares was part of a broader corporate reorganization, the reacquisition of such shares was contemplated at the time of issuance or realization of such gain was not reasonably assured (i.e., the entity was newly formed, non-operating, a research and development or start-up/development stage entity, or where the entity’s ability to continue in existence was in question), the transaction was accounted for as a capital transaction. In addition, subsequent to Sony’s adoption of the new guidance on the accounting for noncontrolling interests on April 1, 2009, a change in interest of a consolidated subsidiary that does not result in a change in control is accounted for as a capital transaction and no gains or losses are recorded in earnings.

The excess of the cost over the underlying net equity of investments in consolidated subsidiaries and affiliated companies accounted for on an equity basis is allocated to identifiable tangible and intangible assets and liabilities based on fair values at the date of acquisition.  The unassigned residual value of the excess of the cost over Sony’s underlying net equity is recognized as goodwill as a component of the investment balance.

Use of estimates -

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Translation of foreign currencies -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate year-end current exchange rates and all income and expense accounts are translated at exchange rates that approximate those rates prevailing at the time of the transactions.  The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income.

Receivables and payables denominated in foreign currencies are translated at appropriate year-end exchange rates and the resulting translation gains or losses are taken into income.

Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable debt and equity securities -

Debt and equity securities designated as available-for-sale, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income, net of applicable taxes.  Debt and equity securities classified as trading securities are carried at fair value with unrealized gains or losses included in income.  Debt securities that are expected to be held-to-maturity are carried at amortized cost.  Individual securities classified as either available-for-sale or held-to-maturity are reduced to fair value by a charge to income for other-than-temporary declines in fair value.  Realized gains and losses are determined on the average cost method and are reflected in income.

Sony regularly evaluates its investment portfolio to identify other-than-temporary impairments of individual securities. Factors that are considered by Sony in determining whether an other-than-temporary decline in value has occurred include: the length of time and extent to which the market value of the security has been less than its original cost, the financial condition, operating results, business plans and estimated future cash flows of the issuer of the security, other specific factors affecting the market value, deterioration of the credit condition of the issuers, sovereign risk, and whether or not Sony is able to retain the investment for a period of time sufficient to allow for the anticipated recovery in market value.

In evaluating the factors for available-for-sale securities whose fair values are readily determinable, Sony presumes a decline in value to be other-than-temporary if the fair value of the security is 20 percent or more below its original cost for an extended period of time (generally for a period of up to six months).  This criterion is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary.  The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline.  On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20 percent or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate the decline in the fair value is other-than-temporary.

Sony adopted the accounting guidance for the recognition and presentation of other-than-temporary impairments for debt securities on April 1, 2009.  When an other-than-temporary impairment of a debt security has occurred, the amount of the other-than-temporary impairment recognized in income depends on whether Sony intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost.  If the debt security meets either of these two criteria, the other-than-temporary impairment recognized in income is the credit loss, measured as the entire difference between the security’s amortized cost and its fair value at the impairment measurement date.  For other-than-temporary impairments of debt securities that do not meet these two criteria, the net amount recognized in income is equal to the difference between the amortized cost of the debt security and its net present value calculated by discounting Sony’s best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment.  Any difference between the fair value and the net present value of the debt security at the impairment measurement date is recorded in accumulated other comprehensive income.  Unrealized gains or losses on securities for which an other-than-temporary impairment has been recognized in income are presented as a separate component of accumulated other comprehensive income.  Before the adoption of this guidance, an other-than-temporary impairment recognized in income for debt securities was equal to the total difference between amortized cost and fair value at the impairment measurement date.

Equity securities in non-public companies -

Equity securities in non-public companies are primarily carried at cost if fair value is not readily determinable.  If the carrying value of a non-public equity investment is estimated to have declined and such decline is judged to be other-than-temporary, Sony recognizes the impairment of the investment and the carrying value is reduced to its fair value.  Determination of impairment is based on the consideration of several factors, including operating results, business plans and estimated future cash flows.  Fair value is determined through the use of various methodologies such as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.

Allowance for doubtful accounts -

Sony maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables.  Sony reviews accounts receivable by amounts due by customers which are past due to identify specific customers with known disputes or collectability issues.  In determining the amount of the reserve, Sony makes judgments about the creditworthiness of customers based on past collection experience and ongoing credit risk evaluations.

Inventories -

Inventories in the Consumer Products & Devices, Networked Products & Services, B2B & Disc Manufacturing and Music segments as well as non-film inventories for the Pictures segment are valued at cost, not in excess of market, cost being determined on the “average cost” basis except for the cost of finished products carried by certain subsidiary companies which is determined on the “first-in, first-out” basis.  The market value of inventory is determined as the net realizable value – i.e., estimated selling price in the ordinary course of business less predictable costs of completion and disposal.  Sony does not consider a normal profit margin when calculating the net realizable value.

Film costs -

Film costs include direct production costs, production overhead and acquisition costs for both theatrical and television productions and are stated at the lower of unamortized cost or estimated fair value and classified as non-current assets. Film costs are amortized and the estimated liabilities for residuals and participations are accrued using an individual-film-forecast method based on the ratio of current period actual revenues to the estimated remaining total lifetime revenues.  Film costs also include broadcasting rights which consist of acquired programming to be aired on Sony’s worldwide channel network and are recognized when the license period begins and the program is available for use.  Broadcasting rights are stated at the lower of unamortized cost or net realizable value, classified as either current or non-current assets based on timing of expected use, and amortized based on estimated usage or on a straight-line basis over the useful life, as appropriate. Estimates used in calculating the fair value of the film costs and the net realizable value of the broadcasting rights are based upon assumptions about future demand and market conditions and are reviewed on a periodic basis.

Property, plant and equipment and depreciation -

Property, plant and equipment are stated at cost.  Depreciation of property, plant and equipment is computed on the declining-balance method for Sony Corporation and its Japanese subsidiaries, except for certain semiconductor manufacturing facilities and buildings whose depreciation is computed on the straight-line method over the estimated useful life of the assets. Property, plant and equipment for foreign subsidiaries is also computed on the straight-line method.  Useful lives for depreciation range from two to 50 years for buildings and from one to 17 years for machinery and equipment.  Significant renewals and additions are capitalized at cost.  Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

Goodwill and other intangible assets -

Goodwill and certain other intangible assets that are determined to have an indefinite useful life are not amortized and are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount.  Impairment testing of goodwill is performed at a reporting unit level.  Fair value of reporting units and indefinite lived intangible assets is generally determined using a discounted cash flow analysis.  This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to comparables.  In addition to the estimates of future cash flows, two of the most significant estimates involved in the determination of fair value of the reporting units are the discount rates and perpetual growth rate applied to terminal values used in the discounted cash flow analysis.  The discount rates used in the cash flow models for the goodwill impairment testing considers market and industry data as well as specific risk factors for each reporting unit.  The perpetual growth rates for the individual reporting units, for purposes of the terminal value determination, are generally set after an initial three-year forecasted period, although certain reporting units utilized longer forecasted periods, and are based on historical experience, market and industry data.

Intangible assets with finite useful lives mainly consist of patent rights, know-how, license agreements, software to be sold, leased or otherwise marketed, music catalogs and artist contracts.  Patent rights, know-how, license agreements and software to be sold, leased or otherwise marketed are generally amortized on a straight-line basis, generally, over three to eight years.  Music catalogs and artist contracts are amortized on a straight-line basis, generally, over 10 to 40 years.

Software to be sold, leased, or marketed -

Sony accounts for software development costs in accordance with accounting guidance for the costs of software to be sold, leased, or marketed.  The costs related to establishing the technological feasibility of a software product are expensed as incurred as a part of research and development in cost of sales.  Costs that are incurred to produce the finished product after technological feasibility is established are capitalized and amortized to cost of sales over the estimated economic life, which is generally three years.  The technological feasibility of game software is established when the product master is completed.  Consideration to capitalize game software development costs before this point is limited to the development costs of games for which technological feasibility can be proven to be at an earlier stage.  At each balance sheet date, Sony performs periodic reviews to ensure that unamortized capitalized software costs remain recoverable from future profits of the related software products.

Deferred insurance acquisition costs -

Costs that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable.  The deferred insurance acquisition costs include such items as commissions, medical examination costs and inspection report fees, and are subject to recoverability testing at least annually to ensure that the capitalized amounts do not exceed the present value of anticipated gross profits or premiums less benefits and maintenance expenses, as applicable.  The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves.  The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits.

Product warranty -

Sony provides for the estimated cost of product warranties at the time revenue is recognized.  The product warranty is calculated based upon product sales, estimated probability of failure and estimated cost per claim.  The variables used in the calculation of the provision are reviewed on a periodic basis.

Certain subsidiaries in the Consumer Products & Devices, Networked Products & Services and B2B & Disc Manufacturing segments offer extended warranty programs.  The consideration received for extended warranty service is deferred and recognized as revenue on a straight-line basis over the term of the extended warranty.

Future insurance policy benefits -

Liabilities for future insurance policy benefits are primarily comprised of the present value of estimated future payments to policyholders.  These liabilities are computed by the net level premium method based upon the assumptions, including future investment yield, morbidity, mortality, withdrawals and other factors.  These assumptions are reviewed on a periodic basis.  Liabilities for future insurance policy benefits also include liabilities for guaranteed benefits related to certain non-traditional long-duration life and annuity contracts.

Impairment of long-lived assets -

Sony reviews the recoverability of the carrying value of its long-lived assets held and used, other than goodwill and intangible assets with indefinite lives, and assets to be disposed of, whenever events or changes in circumstances indicate that the individual carrying amount of an asset or asset group may not be recoverable.  Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the asset or asset group with their estimated undiscounted future cash flows.  If the cash flows are determined to be less than the carrying value of the asset or asset group, an impairment loss has occurred and the loss would be recognized during the period for the difference between the carrying value of the asset or asset group and estimated fair value.  Long-lived assets that are to be disposed of other than by sale are considered held and used until they are disposed of.  Long-lived assets that are to be disposed of by sale are reported at the lower of their carrying value or fair value less cost to sell and are not depreciated.  Fair value is determined using the present value of estimated net cash flows or comparable market values. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables.

Derivative financial instruments -

All derivatives are recognized as either assets or liabilities in the balance sheet at fair value.  Changes in the fair value of derivative financial instruments are either recognized periodically in income or stockholders’ equity (as a component of accumulated other comprehensive income), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

The accounting guidance for hybrid financial instruments permits an entity to elect fair value remeasurement for any hybrid financial instrument if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under accounting guidance for derivative instruments and hedging activities.  The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible.  Certain subsidiaries in the Financial Services segment have hybrid financial instruments, disclosed in Note 7 as debt securities, that contain embedded derivatives where the entire instrument is carried at fair value.

In accordance with accounting guidance for derivative instruments and hedging activities, the various derivative financial instruments held by Sony are classified and accounted for as described below.

Fair value hedges

Changes in the fair value of derivatives designated and effective as fair value hedges for recognized assets or liabilities or unrecognized firm commitments are recognized in earnings as offsets to changes in the fair value of the related hedged assets or liabilities.

Cash flow hedges

Changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings.  Changes in the fair value of the ineffective portion are recognized in current period earnings.

Derivatives not designated as hedges

Changes in the fair value of derivatives that are not designated as hedges are recognized in current period earnings.

Assessment of hedges

When applying hedge accounting, Sony formally documents all hedging relationships between the derivatives designated as hedges and the hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities.  Sony links all hedges that are designated as fair value or cash flow hedges to specific assets or liabilities on the balance sheet or to the specific forecasted transactions.  Sony also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are designated as hedges are highly effective in offsetting changes in fair value or cash flows of hedged items.  When it is determined that a derivative is not highly effective as a hedge, Sony discontinues hedge accounting.  Hedge ineffectiveness, if any, is included in the current period earnings.

Stock-based compensation -

Sony accounts for stock-based compensation using the fair value based method in accordance with the accounting guidance for share-based payment.  The expense is mainly included in selling, general and administrative expenses.  The fair value is measured on the date of grant using the Black-Scholes option-pricing model.  Sony recognizes this compensation expense, net of an estimated forfeiture rate, only for the rights expected to vest ratably over the requisite service period of the stock acquisition rights, which is generally a period of three years.  Sony estimated the forfeiture rate for the fiscal years ended March 31, 2008, 2009 and 2010, based on its historical experience in the stock acquisition rights plans where the majority of the vesting terms have been satisfied.

Revenue recognition -

Revenues from sales in the Consumer Products & Devices, Networked Products & Services, B2B & Disc Manufacturing and Music segments are recognized when products are delivered or services are rendered. Delivery is considered to have occurred when the customer has taken title to the product and the risks and rewards of ownership have been substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse.  Revenues are recognized net of anticipated returns and sales incentives.

Certain software products published by Sony provide limited on-line features at no additional cost to the customer. Generally, such features are considered to be incidental to the overall software product and an inconsequential deliverable. Accordingly, revenue related to software products containing these limited on-line features is not deferred.  In instances where the software products’ on-line features or additional functionality is considered a substantive deliverable in addition to the software product, revenue and costs of sales are recognized ratably over an estimated service period, which is estimated to be six months.

Revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film.  Revenues from the licensing of feature films and television programming are recorded when the material is available for telecast by the licensee and when any restrictions regarding the exhibition or exploitation of the product lapse.  Revenues from the sale of DVDs and Blu-ray DiscTM, net of anticipated returns and sales incentives, are recognized upon availability of sale to the public.  Revenues from the sale of broadcast advertising are recognized when the advertisement is aired.  Revenues from subscription fees received by the television networks are recognized when the service is provided.

Traditional life insurance policies that the life insurance subsidiary underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts.  Premiums from these policies are reported as revenue when due from policyholders.

Amounts received as payment for non-traditional contracts such as interest sensitive whole life contracts, single payment endowment contracts, single payment juvenile contracts and other contracts without life contingencies are recognized as deposits to policyholder account balances and included in future insurance policy benefits and other.  Revenues from these contracts are comprised of fees earned for administrative and contract-holder services, which are recognized over the period of the contracts, and included in financial service revenue.  Property and casualty insurance policies that the non-life insurance subsidiary underwrites are primarily automotive insurance contracts which are categorized as short-duration contracts.  Premiums from these policies are reported as revenue over the period of the contract in proportion to the amount of insurance protection provided.

Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

Consideration given to a customer or a reseller -

In accordance with the accounting guidance for consideration given by a vendor to a customer or reseller of the vendor’s products, sales incentives or other cash consideration given to a customer or a reseller including payments for buydowns, slotting fees and cooperative advertising programs, are accounted for as a reduction of revenue unless Sony receives an identifiable benefit (goods or services) in exchange for the consideration, the fair value of the benefit is reasonably estimated and documentation from the reseller is received to support the amounts paid to the reseller.  Payments meeting these criteria are recorded as selling, general and administrative expenses.  For the fiscal years ended March 31, 2008, 2009 and 2010, consideration given to a reseller, primarily for free promotional shipping and cooperative advertising programs included in selling, general and administrative expense totaled 37,018 million yen, 29,813 million yen and 23,591 million yen, respectively.

Cost of sales -

Costs classified as cost of sales relate to the producing and manufacturing of products and include items such as material cost, subcontractor cost, depreciation of fixed assets, amortization of intangible assets, personnel expenses, research and development costs, and amortization of film costs related to theatrical and television products.

Research and development costs -

Research and development costs, included in cost of sales, include items such as salaries, personnel expenses and other direct and indirect expenses associated with research and product development.  Research and development costs are expensed as incurred.

Selling, general and administrative -

Costs classified as selling expense relate to promoting and selling products and include items such as advertising, promotion, shipping, and warranty expenses.

General and administrative expenses include operating items such as officer's salaries, personnel expenses, depreciation of fixed assets, office rental for sales, marketing and administrative divisions, a provision for doubtful accounts and amortization of intangible assets.

Financial service expenses -

Financial service expenses include a provision for policy reserves and amortization of deferred insurance acquisition costs, and all other operating costs such as personnel expenses, depreciation of fixed assets, and office rental of subsidiaries in the Financial Services segment.

Advertising costs -

Advertising costs are expensed when the advertisement or commercial appears in the selected media.

Shipping and handling costs -

The majority of shipping and handling, warehousing and internal transfer costs for finished goods are included in selling, general and administrative expenses.  An exception to this is in the Pictures segment where such costs are charged to cost of sales as they are an integral part of producing and distributing films under accounting guidance for accounting by producers or distributors of films.  All other costs related to Sony's distribution network are included in cost of sales, including inbound freight charges, purchasing and receiving costs, inspection costs and warehousing costs for raw materials and in-process inventory.  Amounts paid by customers for shipping and handling costs are included in net sales.

Prepaid expenses and other current assets -

Prepaid expenses and other current assets includes receivables which relate to arrangements with certain component manufacturers whereby Sony procures goods and services, including product components, for these component manufacturers and is reimbursed for the related purchases.  No revenue is recognized on these transfers.  Sony usually will repurchase the inventory at a later date from the component manufacturers as either finished goods inventory or as partially assembled product.

Income taxes -

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income, and the tax liability attributed to undistributed earnings of subsidiaries and affiliated companies accounted for by the equity method expected to be remitted in the foreseeable future.  The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized.  Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically with appropriate consideration given to all positive and negative evidence related to the realization of the deferred tax assets.  Management’s judgments related to this assessment consider, among other matters, the nature, frequency and severity of current and cumulative losses on an individual tax jurisdiction basis, forecasts of future profitability after consideration of uncertain tax positions, excess of appreciated asset value over the tax basis of net assets, the duration of statutory carryforward periods, Sony’s experience with operating loss carryforwards not expiring unused, as well as prudent and feasible tax planning strategies which would be employed by Sony, if necessary, to ensure the realizability of certain deferred tax assets including net operating loss carryforwards.

Sony accounts for uncertain tax positions in accordance with the accounting guidance for uncertain tax positions.  Accordingly, Sony records assets and liabilities for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return.  Sony continues to recognize interest and penalties, if any, with respect to unrecognized tax benefits as interest expense and as income tax expense, respectively, in the consolidated statements of income.  The amount of income taxes Sony pays is subject to ongoing audits by various taxing authorities, which may result in proposed assessments.  In addition, several significant items related to intercompany transfer pricing are currently the subject of negotiations between tax authorities in different jurisdictions as a result of pending advance pricing agreement applications and competent authority requests.  Sony’s estimate for the potential outcome for any uncertain tax issues is judgmental and requires significant estimates.  Sony assesses its income tax positions and records tax benefits for all years subject to examinations based upon the evaluation of the facts, circumstances and information available at that reporting date.  For those tax positions for which it is more likely than not that a tax benefit will be sustained, Sony records the amount that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information.  If Sony does not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized.  However, Sony’s future results may include favorable or unfavorable adjustments to Sony’s estimated tax liabilities due to closure of income tax examinations, the outcome of negotiations between tax jurisdictions, new regulatory or judicial pronouncements or other relevant events.  As a result, the amount of unrecognized tax benefits, and the effective tax rate, may fluctuate significantly.

In connection with the adoption of the accounting guidance for uncertain tax positions on April 1, 2007, a charge against beginning retained earnings totaling 4,452 million yen was recorded.

Net income (loss) attributable to Sony Corporation’s stockholders per share (“EPS”) -

Basic EPS is computed based on the weighted-average number of shares of common stock outstanding during each period.  The computation of diluted EPS reflects the maximum possible dilution from conversion, exercise, or contingent issuance of securities including the conversion of contingently convertible debt instruments regardless of whether the conditions to exercise the conversion rights have been met.  All potentially dilutive securities are excluded from the calculation in a situation where there is a net loss attributable to Sony Corporation’s stockholders.

(2)  Recently adopted accounting pronouncements:

Fair value measurements -

In September 2006, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for fair value measurements. This guidance establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements.  This guidance is applicable to other accounting guidance that requires or permits fair value measurements and does not require any new fair value measurements.  In February 2008, the FASB issued supplemental guidance that partially delayed the effective date of the guidance for fair value measurements for Sony until April 1, 2009 for certain nonfinancial assets and liabilities and removed certain leasing transactions from the scope of the guidance.  In addition, in October 2008, the FASB issued guidance which clarifies the application of fair value measurements in a market that is not active, and was effective upon issuance.  On April 1, 2008, Sony adopted the new accounting guidance for fair value measurements with regards to financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption of the guidance for fair value measurements did not have a material impact on Sony’s results of operations and financial position.

Accounting for collaborative arrangements -

In December 2007, the FASB issued new accounting guidance for collaborative arrangements, which defines collaborative arrangements and establishes accounting and reporting requirements for transactions between participants in the arrangement and third parties.  A collaborative arrangement is defined as a contractual arrangement that involves a joint operating activity.  Sony adopted the provisions of this guidance, which are being applied retrospectively to all periods presented, for all collaborative arrangements on April 1, 2009.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Business combinations -

In December 2007, the FASB issued new accounting guidance for business combinations, which principally applies on a prospective basis to business combinations for which the acquisition date is on or after April 1, 2009.  This guidance requires that the acquisition method of accounting be applied to a broader range of business combinations, amends the definition of a business combination, provides a definition of a business, requires an acquirer to recognize an acquired business at its fair value at the acquisition date, and requires the assets acquired and liabilities assumed in a business combination to be measured and recognized at their fair values as of the acquisition date, with limited exceptions.  Also, under this guidance, changes in deferred tax asset valuation allowances and acquired income tax uncertainties after the acquisition date generally will affect income tax expense in periods subsequent to the acquisition date.  Adjustments made to valuation allowances of deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to April 1, 2009 would also apply the provisions of this guidance with subsequent adjustments reflected through the results of operations.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

In April 2009, the FASB issued new accounting guidance for assets acquired and liabilities assumed in a business combination that arise from contingencies. This guidance addresses the initial recognition, measurement and subsequent accounting for assets and liabilities arising from contingencies in a business combination, and requires that such assets acquired or liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period.  If the acquisition-date fair value cannot be determined, the asset acquired or liability assumed arising from a contingency is recognized only if certain criteria are met.  For Sony, this guidance is effective for assets acquired or liabilities assumed arising from contingencies in business combinations for which the acquisition date is on or after April 1, 2009.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Noncontrolling interests in consolidated financial statements -

In December 2007, the FASB issued new accounting guidance for noncontrolling interests in consolidated financial statements. This guidance requires that the noncontrolling interests in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interests and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. As required, Sony adopted this guidance on April 1, 2009, via retrospective application of the financial statement presentation and related disclosure requirements.  Upon the adoption of this guidance, noncontrolling interests, which were previously referred to as minority interest and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity.  In addition, the net income (loss) on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests. Consistent with the retrospective application required by this guidance, the prior year amounts in the consolidated financial statements have been reclassified or adjusted to conform to the current presentation.  As a result of the reclassifications, the stockholders’ equity on the consolidated balance sheet for the fiscal year ended at March 31, 2009 has increased by 251,949 million yen and the net income on the consolidated statement of income for the fiscal year ended March 31, 2008 has decreased by 5,779 million yen and the net loss on the consolidated statement of income for the fiscal year ended March 31, 2009 has increased by 3,276 million yen.

In January 2010, the FASB issued supplemental guidance clarifying the accounting for decreases in ownership interests and expanding the disclosure requirements about the deconsolidation of a subsidiary or deconsolidation of a group of assets.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Determination of the useful life of intangible assets -

In April 2008, the FASB issued new accounting guidance for the determination of the useful life of intangible assets, which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets.  This new guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions.   Under this new guidance, entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension.  For Sony, this new guidance applies to intangible assets acquired after March 31, 2009.  The adoption of this new guidance did not have a material impact on Sony’s results of operations and financial position.

Equity method investment accounting considerations -

In November 2008, the FASB issued new accounting guidance, which addresses certain effects that the guidance for business combinations and noncontrolling interests in consolidated financial statements has on an entity’s accounting for equity-method investments. This guidance indicates, among other things, that transaction costs for an investment should be included in the cost of the equity-method investment (and not expensed) and shares subsequently issued by the equity-method investee that reduce the investor’s ownership percentage should be accounted for as if the investor had sold a proportionate share of its investment, with gains or losses recorded through earnings.  Sony adopted this guidance on April 1, 2009.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Postretirement benefit plan asset disclosures -

In December 2008, the FASB issued new disclosure guidance regarding postretirement benefit plan assets.  This guidance requires additional disclosures about plan assets for sponsors of defined benefit pension and postretirement plans including expanded information regarding investment strategies, major classes of plan assets, and concentrations of risk within plan assets.  Additionally, this guidance requires disclosures similar to those required for fair value measurements with respect to the fair value of plan assets such as the inputs and valuation techniques used to measure fair value and information with respect to classification of plan assets in terms of the hierarchy of the source of information used to determine their value.  For Sony, the disclosures under this guidance are required beginning with the fiscal year ended March 31, 2010, but are not required for the earlier periods.  Since this guidance impacts only disclosure, its adoption has no impact on Sony’s results of operations and financial position.  The additional disclosures are included in Note 15.

Recognition and presentation of other-than-temporary impairments for debt securities -

In April 2009, the FASB issued new accounting guidance for the recognition and presentation of other-than-temporary impairments for debt securities.  This guidance is intended to provide greater clarity to investors about the credit and noncredit component of an other-than-temporary impairment event and to more effectively communicate when an other-than-temporary impairment event has occurred.  This guidance requires the separate display of losses related to credit deterioration and losses related to other market factors.  When an entity does not intend to sell a debt security and it is more likely than not that the entity will not have to sell the debt security before recovery of its cost basis, it must recognize the credit component of an other-than-temporary impairment in earnings and the remaining portion in other comprehensive income.  In addition, upon the adoption of this guidance, an entity is required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income.  Sony adopted this guidance on April 1, 2009.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Fair value measurements when there is no active market -

In April 2009, the FASB issued new accounting guidance for determining fair value when there is no active market for an asset or when the pricing inputs used in determining the fair value of an asset represent a distressed sale. This guidance also reaffirms that the objective of fair value measurement is to reflect an asset’s sale price in an orderly transaction at the date of the financial statements. This guidance was effective for Sony as of April 1, 2009, and was applied prospectively. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Accounting Standards Codification -

In June 2009, the FASB issued the Accounting Standards Codification (the “Codification”). The Codification became the single source for all authoritative U.S. GAAP recognized by the FASB.  The Codification is effective for financial statements issued for periods ending after September 15, 2009.  The Codification does not change U.S. GAAP and did not have an affect on Sony’s results of operations and financial position.

Measuring liabilities at fair value -

In August 2009, the FASB issued new accounting guidance for measuring liabilities at fair value.  This guidance clarifies how the fair value measurement principles should be applied to measuring liabilities carried at fair value.  This guidance describes how to measure liabilities at fair value when quoted prices for identical liabilities in active markets are not available and clarifies that an entity should not make an adjustment to fair value for a restriction that prevents the transfer of the liability.  This guidance was effective for interim and annual periods beginning after issuance.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Investments in certain entities that calculate net asset value per share (or its equivalent) -

In September 2009, the FASB issued new accounting guidance for investments in certain entities that calculate net asset value per share (or its equivalent).  This guidance permits, as a practical expedient, an entity to measure the fair value of an investment using the net asset value per share of the investment (or its equivalent) provided by the investee without further adjustment if the investment companies do not have readily determinable fair values as is the case with certain alternative investment funds.  This guidance was effective for interim and annual periods ended after December 15, 2009.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Fair value measurements disclosures -

In January 2010, the FASB issued new disclosure guidance regarding fair value measurements.  This guidance adds new requirements for disclosures related to transfers into and out of level 1 and 2 in the fair value hierarchy, and separate disclosures about purchase, sales, issuances, and settlements relating to level 3 investment measurements.  It also clarifies existing fair value disclosures about the level of disaggregation, as well as inputs and valuation techniques used to measure fair value.  This guidance was effective for interim and annual periods beginning after December 15, 2009, except for the requirement to provide the level 3 activity of purchase, sales, issuance, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  Since this guidance impacts disclosures only, its adoption has no impact on Sony’s results of operations and financial position.

(3)  Recent accounting pronouncements not yet adopted:

Multiple element arrangements and software deliverables -

In October 2009, the FASB issued new accounting guidance for arrangements with multiple deliverables.  Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices.  In the absence of the vendor-specific objective evidence or third-party evidence of the selling prices, consideration must be allocated to the deliverables based on management’s best estimate of the selling prices.  In addition, the guidance eliminates the use of the residual method of allocation.  Also in October 2009, the FASB issued accounting guidance which changes revenue recognition for tangible products containing software and hardware elements.  Specifically, tangible products containing software and hardware that function together to deliver the tangible products’ essential functionality are scoped out of the existing software revenue recognition guidance and will be accounted for under the revenue recognition guidance for multiple element arrangements.  While it is mandatory for Sony to adopt this new guidance prospectively for revenue arrangements entered into or materially modified in fiscal years beginning April 1, 2011, early adoption is permitted.  Sony is currently evaluating the potential early adoption of this guidance.  The adoption is not expected to have a material impact on Sony’s results of operations and financial position.

Transfers of financial assets -

In June 2009, the FASB issued new accounting guidance on accounting for transfers of financial assets.  This guidance amends previous guidance by including: the elimination of the qualifying special-purpose entity (QSPE) concept; a new participating interest definition that must be met for transfers of portions of financial assets to be eligible for sale accounting; clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale; and a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor.  Additionally, the guidance requires new disclosures regarding an entity's involvement in a transfer of financial assets.  Finally, existing QSPEs must be evaluated for consolidation in accordance with the applicable consolidation guidance upon the elimination of this concept.  This guidance is effective for Sony as of April 1, 2010. The adoption of this guidance is not expected to have a material impact on Sony’s results of operations and financial position.

Variable interest entities -

In June 2009, the FASB issued new accounting guidance for determining whether to consolidate a variable interest entity (“VIE”).  This guidance changes the approach for determining the primary beneficiary of a VIE from a quantitative risk and reward model to a qualitative model based on control, and requires an ongoing reassessment of whether an entity is the primary beneficiary. This guidance is effective for Sony as of April 1, 2010.  The adoption of this guidance is not expected to have a material impact on Sony’s results of operations and financial position.

(4)  Reclassifications:

Certain reclassifications of the financial statements for the fiscal years ended March 31, 2008 and 2009 have been made to conform to the presentation for the fiscal year ended March 31, 2010.

3.  Inventories

Inventories are comprised of the following:
	Yen in millions
	March 31
	2009	2010

Finished products	573,952	456,698
Work in process	79,848	69,757
Raw materials, purchased components and supplies	159,268	119,000

	813,068	645,455

4.  Film costs

Film costs are comprised of the following:
	Yen in millions
	March 31
	2009	2010

Motion pictures:
Released (including acquired film libraries)	112,425	114,069
Completed not released	23,778	9,307
In production and development	120,374	135,654

Television licensing:
Released (including acquired film libraries)	37,935	40,518
In production and development	4,180	2,044

Broadcasting rights	18,632	23,927

Less: current portion of broadcasting rights included in inventories	(10,447)	(15,454)

Film costs	306,877	310,065

Sony estimates that approximately 89% of the unamortized costs of released films at March 31, 2010 will be amortized within the next three years.  Approximately 98 billion yen of completed film costs are expected to be amortized during the next twelve months.  At March 31, 2010, there was no remaining balance for unamortized acquired film libraries.  Approximately 112 billion yen of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

5.  Related party transactions

Sony accounts for its investments in affiliated companies over which Sony has significant influence or ownership of 20% or more but less than or equal to 50% under the equity method.  In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method if more than minor influence over the operation of the investee exists (generally through more than 3-5% ownership).  Significant investments at March 31, 2010 of this nature include, but are not limited to, Sony’s interest in Sony Ericsson Mobile Communications AB (“Sony Ericsson”) (50%) and S-LCD Corporation (“S-LCD”) (50% minus 1 share).
The summarized combined financial information that is based on information provided by the equity investees including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements is shown below:
Balance Sheets

	Yen in millions
	March 31, 2009
	Sony Ericsson	S-LCD	Others	Total
Current assets	421,910	107,243	204,841	733,994
Noncurrent assets	84,991	321,264	90,922	497,177
Total assets	506,901	428,507	295,763	1,231,171
Current liabilities	372,482	117,401	134,990	624,873
Long-term liabilities and noncontrolling interests	12,360	23,256	59,446	95,062
Stockholders’ equity	122,059	287,850	101,327	511,236

Percentage of ownership in equity investees	50%	50%	20%-50%

Equity investment and undistributed
earnings of affiliated companies,
before consolidating and reconciling
adjustments	61,030	143,925

Consolidation and reconciling adjustments:
Other	(1,082)	(1,382)

Investment in and advances to equity investees
at cost plus equity in undistributed earnings
since acquisition	59,948	142,543	34,288	236,779

	Yen in millions
	March 31, 2010
	Sony Ericsson	S-LCD	Others	Total
Current assets	322,537	161,571	133,606	617,714
Noncurrent assets	98,375	300,206	127,237	525,818
Total assets	420,912	461,777	260,843	1,143,532
Current liabilities	341,087	102,538	100,829	544,454
Long-term liabilities and noncontrolling interests	23,837	22,443	54,306	100,586
Stockholders’ equity	55,988	336,796	105,708	498,492

Percentage of ownership in equity investees	50%	50%	20%-50%

Equity investment and undistributed
earnings of affiliated companies,
before consolidating and reconciling
adjustments	27,994	168,398

Consolidation and reconciling adjustments:
Other	(1,088)	61

Investment in and advances to equity investees
at cost plus equity in undistributed earnings
since acquisition	26,906	168,459	33,686	229,051

Statements of Income
	Yen in millions
	Fiscal year ended March 31, 2008
	Sony Ericsson	S-LCD	SONY BMG	Others	Total
Net revenues	2,031,078	670,745	445,697	615,240	3,762,760
Operating income (loss)	220,980	19,695	38,054	13,762	292,491
Other income (expense), net	4,262	(1,379)	(9,039)
Income (loss) before income taxes	225,242	18,316	29,015
Income tax (expense) benefit	(60,935)	(520)	(8,725)
Noncontrolling interests (expense) benefit	(4,917)	-	(272)
Net income (loss) attributable to controlling interests	159,390	17,796	20,018	(44,387)	152,817

Percentage of ownership in equity investees	50%	50%	50%	20%-50%

Equity in net income (loss) of affiliated
companies, before consolidating and
reconciling adjustments	79,695	8,898	10,009

Consolidation and reconciling adjustments:
Other	(214)	(1,479)	-

Equity in net income (loss) of affiliated companies	79,481	7,419	10,009	3,908	100,817

	Yen in millions
	Fiscal year ended March 31, 2009
	Sony Ericsson	S-LCD	Others	Total
Net revenues	1,459,259	670,311	550,691	2,680,261
Operating income (loss)	(92,762)	1,393	15,475	(75,894)
Other income (expense), net	12,599	11,191
Income (loss) before income taxes	(80,163)	12,584
Income tax (expense) benefit	23,888	(626)
Noncontrolling interests (expense) benefit	(3,434)	-
Net income (loss) attributable to controlling interests	(59,709)	11,958	4,898	(42,853)

Percentage of ownership in equity investees	50%	50%	20%-50%

Equity in net income (loss) of affiliated
companies, before consolidating and
reconciling adjustments	(29,855)	5,979

Consolidation and reconciling adjustments:
Other	(400)	916

Equity in net income (loss) of affiliated companies	(30,255)	6,895	(1,749)	(25,109)

	Yen in millions
	Fiscal year ended March 31, 2010
	Sony Ericsson	S-LCD	Others	Total
Net revenues	837,149	796,575	323,576	1,957,300
Operating income (loss)	(81,385)	3,825	29,686	(47,874)
Other income (expense), net	(4,676)	(4,055)
Income (loss) before income taxes	(86,061)	(230)
Income tax (expense) benefit	20,470	53
Noncontrolling interests (expense) benefit	(3,318)	-
Net income (loss) attributable to controlling interests	(68,909)	(177)	17,064	(52,022)

Percentage of ownership in equity investees	50%	50%	20%-50%

Equity in net income (loss) of affiliated
companies, before consolidating and
reconciling adjustments	(34,455)	(89)

Consolidation and reconciling adjustments:
Other	(59)	476

Equity in net income (loss) of affiliated companies	(34,514)	387	3,892	(30,235)

Sony Ericsson, a 50/50 joint venture with Telefonaktiebolaget LM Ericsson focused on mobile phone handsets, was established in October 2001 and is included in affiliated companies accounted for under the equity method.  Sony Ericsson purchases several key components such as camera modules, memory, batteries and LCD panels from Sony.  Sony received a return of capital of 17,353 million yen from Sony Ericsson during the fiscal year ended March 31, 2008.  Sony received dividends of 44,194 million yen in May 2007, 37,045 million yen in March 2008 and 23,363 million yen in September 2008 from Sony Ericsson.

S-LCD, a joint venture with Samsung Electronics Co., LTD focused on manufacturing amorphous TFT panels, was established in April 2004 with Sony’s ownership interest of 50% minus 1 share.  Sony invested 25,992 million yen and 13,273 million yen in S-LCD during the fiscal years ended March 31, 2008 and 2009, respectively.  S-LCD is strategic to Sony’s television business as it provides a source of high quality large screen LCD panels to differentiate Sony’s Bravia LCD televisions.

On October 1, 2008, Sony acquired Bertelsmann AG’s 50% equity interest in SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”).  As a result of this acquisition, SONY BMG became a wholly owned subsidiary of Sony and its results are consolidated from the acquisition date.  The summarized financial information for SONY BMG for the six months ended September 30, 2008 is included in Others in the table above.  SONY BMG was established as a 50/50 joint venture on August 1, 2004 when Sony combined its recorded music business, except for the operations of its recorded music business in Japan, with the recorded music business of Bertelsmann AG. As a result, the operations of SONY BMG were accounted for under the equity method from August 1, 2004 until Sony's acquisition of the remaining 50% equity interest.

There was no significant difference between Sony’s proportionate share in the underlying net assets of the investees and the carrying value of investments in affiliated companies at March 31, 2009 and 2010.

Affiliated companies accounted for under the equity method with an aggregate carrying value of 7,144 million yen at March 31, 2009 were quoted on established markets at an aggregate value of 26,909 million yen.  There were no affiliated companies accounted for under the equity method with a market quotation at March 31, 2010.

The number of affiliated companies accounted for under the equity method at March 31, 2009 and 2010 were 85 and 73, respectively.

Account balances and transactions with affiliated companies accounted for under the equity method are presented below:

	Yen in millions
	March 31
	2009	2010

Accounts receivable, trade	28,030	21,467

Accounts payable, trade	24,915	61,360

	Yen in millions
	Fiscal year ended March 31
	2008	2009	2010

Sales	266,303	204,578	132,937

Purchases	542,075	332,286	309,550

Dividends from affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2008, 2009 and 2010 were 87,290 million yen, 40,361 million yen and 5,948 million yen, respectively.

6.  Transfer of financial assets

Sony has established several accounts receivable sales programs in Japan whereby Sony can sell up to 50,000 million yen of eligible trade accounts receivable in the aggregate at any one time.  Through these programs, Sony can sell receivables to qualified special purpose entities owned and operated by banks.  Sony can sell receivables in which the agreed upon original due dates are no more than 190 days after the sales of receivables.  These transactions are accounted for as sales in accordance with the accounting guidance for transfers and servicing of financial assets and extinguishments of liabilities, because Sony has relinquished control of the receivables.  Total trade accounts receivable sold during the fiscal years ended March 31, 2008, 2009 and 2010 were 181,412 million yen, 130,847 million yen and 109,271 million yen, respectively.  Losses from these transactions were insignificant.  In addition to the cash proceeds from the sales transactions above, net cash flows between the qualified special purpose entities and Sony, including servicing fees, in the fiscal years ended March 31, 2008, 2009 and 2010 related to these transactions were insignificant.  Although Sony continues servicing the receivables subsequent to being sold, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant.

A subsidiary of the Financial Services segment has established several receivables sales programs whereby the subsidiary can sell up to 23,000 million yen of eligible receivables in the aggregate at any one time.  Through these programs, the subsidiary can sell receivables to qualified special purpose entities owned and operated by banks.  The subsidiary can sell receivables in which the agreed upon original due dates are no more than 180 days after the sales of receivables.  These transactions are accounted for as sales in accordance with the accounting guidance for transfers and servicing of financial assets and extinguishments of liabilities, since the subsidiary has relinquished control of the receivables.  Total receivables sold during the fiscal years ended March 31, 2008, 2009 and 2010 were 113,755 million yen, 166,077 million yen and 183,805 million yen, respectively.  Losses from these transactions were insignificant.  In addition to the cash proceeds from the sales transactions above, net cash flows between the qualified special purpose entities and Sony, including servicing fees, in the fiscal years ended March 31, 2008, 2009 and 2010 related to these transactions were insignificant.  Although the subsidiary continues servicing the receivables subsequent to being sold, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant.

During the fiscal year ended March 31, 2010, Sony established an accounts receivable sales program in the United States.  Through this program, a newly created special purpose entity, which is consolidated by a U.S. subsidiary, can sell up to 450 million U.S. dollars of eligible trade accounts receivables in the aggregate at any one time to a commercial bank.  These transactions are accounted for as a sale in accordance with the accounting guidance for transfers and servicing of financial assets and extinguishments of liabilities, because Sony has relinquished control of the receivables.  Total trade accounts receivables sold during the fiscal year ended March 31, 2010 were 258,085 million yen (2,893 million U.S. dollars).  Losses from these transactions were insignificant.  In addition to the cash proceeds from the sales transactions above, net cash flows between the special purpose entity which is consolidated by Sony and the commercial bank, including servicing fees, in the fiscal year ended March 31, 2010 related to these transactions were insignificant.  Although Sony continues servicing the receivables subsequent to being sold or contributed, no servicing liabilities are recorded as the costs of collection of the sold or contributed receivables are insignificant.

7.  Marketable securities and securities investments

Marketable securities and securities investments, mainly included in the Financial Services segment, are comprised of debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2009				March 31, 2010
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Debt securities:
Japanese national government bonds	1,399,125	46,815	(6,494)	1,439,446	1,264,725	29,496	(3,397)	1,290,824

Japanese local government bonds	95,752	2,209	(7)	97,954	27,750	1,097	(5)	28,842

Japanese corporate bonds	622,904	2,911	(507)	625,308	360,554	3,773	(106)	364,221

Foreign corporate bonds	283,078	934	(20,922)	263,090	281,003	4,818	(6,492)	279,329

Other	34,987	625	(312)	35,300	11,141	83	(123)	11,101
	2,435,846	53,494	(28,242)	2,461,098	1,945,173	39,267	(10,123)	1,974,317

Equity securities	114,910	11,254	(8,974)	117,190	99,753	74,430	(3,437)	170,746

Held-to-maturity Securities:
Japanese national government bonds	1,384,423	31,919	(4,421)	1,411,921	2,248,230	3,318	(30,740)	2,220,808

Japanese local government bonds	28,419	304	(1)	28,722	23,617	346	-	23,963

Japanese corporate bonds	10,207	120	(28)	10,299	32,041	150	(321)	31,870

Foreign corporate bonds	42,360	16	(4)	42,372	50,831	18	(7)	50,842
	1,465,409	32,359	(4,454)	1,493,314	2,354,719	3,832	(31,068)	2,327,483

Total	4,016,165	97,107	(41,670)	4,071,602	4,399,645	117,529	(44,628)	4,472,546

The following table presents the cost and fair value of debt securities classified as available-for-sale securities and held-to-maturity securities by contractual maturity:

	Yen in millions
	March 31, 2010
	Available-for-sale securities		Held-to-maturity securities
	Cost	Fair Value	Cost	Fair Value

Due in one year or less	224,531	222,474	7,746	7,807
Due after one year through five years	583,230	590,563	45,941	46,520
Due after five year through ten years	469,253	493,692	9,051	9,506
Due after ten years	668,159	667,588	2,291,981	2,263,650
Total	1,945,173	1,974,317	2,354,719	2,327,483

Proceeds from sales of available-for-sale securities were 1,296,797 million yen, 1,165,451 million yen and 785,698 million yen for the fiscal years ended March 31, 2008, 2009 and 2010, respectively.  On these sales, gross realized gains computed on the average cost basis were 36,832 million yen, 41,860 million yen and 39,622 million yen and gross realized losses were 8,418 million yen, 30,554 million yen and 37,537 million yen, respectively.

Marketable securities classified as trading securities at March 31, 2009 and 2010 were 286,323 million yen and 353,353 million yen, respectively, which consist of debt and equity securities.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies.  The aggregate carrying amounts of the investments in non-public companies at March 31, 2009 and 2010, totaled 60,400 million yen and 70,705 million yen, respectively.  Non-public equity investments are primarily valued at cost as fair value is not readily determinable.

With respect to trading securities, primarily in the Financial Services segment, Sony recorded net unrealized losses of 57,003 million yen and 79,476 million yen for the fiscal years ended March 31, 2008 and 2009, respectively, and net unrealized gains of 50,992 million yen for the fiscal year ended March 31, 2010.  Changes in the fair value of trading securities are primarily recognized in Financial service revenue in the consolidated statements of income.

The following tables present the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2009 and 2010.

	Yen in millions
	March 31, 2009
	Less than 12 months		12 months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Available-for-sale:
Debt securities:
Japanese national government bonds	198	-	95,493	(6,494)	95,691	(6,494)

Japanese local government bonds	3,444	(7)	-	-	3,444	(7)

Japanese corporate bonds	32,542	(101)	12,067	(406)	44,609	(507)

Foreign corporate bonds	131,305	(9,968)	89,475	(10,954)	220,780	(20,922)

Other	20,223	(205)	787	(107)	21,010	(312)
	187,712	(10,281)	197,822	(17,961)	385,534	(28,242)

Equity securities	38,745	(5,704)	10,778	(3,270)	49,523	(8,974)

Held-to-maturity Securities:
Japanese national government bonds	492,521	(4,421)	-	-	492,521	(4,421)

Japanese local government bonds	789	(1)	273	-	1,062	(1)

Japanese corporate bonds	3,140	(28)	-	-	3,140	(28)

Foreign corporate bonds	606	(4)	-	-	606	(4)
	497,056	(4,454)	273	-	497,329	(4,454)

Total	723,513	(20,439)	208,873	(21,231)	932,386	(41,670)

	Yen in millions
	March 31, 2010
	Less than 12 months		12 months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Available-for-sale:
Debt securities:
Japanese national government bonds	139,613	(891)	53,704	(2,506)	193,317	(3,397)

Japanese local government bonds	1,887	(5)	-	-	1,887	(5)

Japanese corporate bonds	48,151	(84)	1,965	(22)	50,116	(106)

Foreign corporate bonds	46,764	(378)	88,258	(6,114)	135,022	(6,492)

Other	6,441	(123)	-	-	6,441	(123)
	242,856	(1,481)	143,927	(8,642)	386,783	(10,123)

Equity securities	10,069	(934)	11,486	(2,503)	21,555	(3,437)

Held-to-maturity Securities:
Japanese national government bonds	1,496,584	(11,066)	465,416	(19,674)	1,962,000	(30,740)

Japanese local government bonds	100	-	-	-	100	-

Japanese corporate bonds	19,828	(314)	95	(7)	19,923	(321)

Foreign corporate bonds	88	(4)	305	(3)	393	(7)
	1,516,600	(11,384)	465,816	(19,684)	1,982,416	(31,068)

Total	1,769,525	(13,799)	621,229	(30,829)	2,390,754	(44,628)

For the fiscal years ended March 31, 2008, 2009 and 2010, total realized impairment losses were 37,117 million yen, 45,644 million yen and 5,508 million yen, respectively.  No other-than-temporary impairment loss was recorded to accumulated other comprehensive income as a result of the adoption of the accounting guidance for the recognition and presentation of other than temporary impairments for debt securities for the fiscal year ended March 31, 2010.

At March 31, 2010, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.

8.  Leased assets

Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees' residential facilities and other assets.  Certain of these leases have renewal and purchase options. Sony has also entered into capital lease arrangements with third parties to finance certain of its theatrical productions.

Leased assets under capital leases are comprised of the following:

	Yen in millions
	March 31
Class of property	2009	2010

Land	66	62
Buildings	1,610	1,005
Machinery, equipment and others	18,168	11,807
Film costs	22,757	21,175
Accumulated amortization	(11,793)	(7,543)

	30,808	26,506

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2010:

Yen in millions

Fiscal year ending March 31:
2011	8,530
2012	6,643
2013	4,570
2014	3,389
2015	2,662
Later years	17,659
Total minimum lease payments	43,453
Less - Amount representing interest	8,440
Present value of net minimum lease payments	35,013
Less - Current obligations	7,131

Long-term capital lease obligations	27,882

Total minimum capital lease payments have not been reduced by minimum sublease income of 6,245 million yen due in the future under noncancelable subleases.

Rental expenses under operating leases for the fiscal years ended March 31, 2008, 2009 and 2010 were 87,040 million yen, 87,360 million yen and 87,077 million yen, respectively.  Sublease rentals received under operating leases for the fiscal years ended March 31, 2008, 2009 and 2010 were 1,718 million yen, 1,742 million yen and 1,675 million yen, respectively.  The total minimum rentals to be received in the future under noncancelable subleases for operating leases as of March 31, 2010 were 5,151 million yen.

The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2010 are as follows:

Yen in millions

Fiscal year ending March 31:
2011	40,715
2012	32,685
2013	23,365
2014	17,892
2015	14,256
Later years	55,170

Total minimum future rentals	184,083

9.  Goodwill and intangible assets

Intangible assets acquired during the fiscal year ended March 31, 2010 totaled 63,645 million yen, of which 63,419 million yen is subject to amortization and are comprised of the following:

	Intangible assets acquired during the year	Weighted-average amortization period
	Yen in millions	Years
Patent rights, know-how and license agreements	16,835	6
Software to be sold, leased or otherwise marketed	27,401	3
Music catalogs	463	8
Other	18,720	5

Intangible assets subject to amortization are comprised of the following:

	Yen in millions
	March 31, 2009		March 31, 2010
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization

Patent rights, know-how and license agreements	143,124	(69,898)	146,932	(79,403)
Software to be sold, leased or otherwise marketed	61,557	(21,664)	71,300	(29,606)
Music catalogs	180,679	(31,538)	175,172	(37,591)
Artist contracts	28,170	(12,331)	28,958	(16,754)
Other	76,165	(37,784)	89,174	(49,020)
Total	489,695	(173,215)	511,536	(212,374)

The aggregate amortization expense for intangible assets for the fiscal years ended March 31, 2008, 2009 and 2010 was 39,138 million yen, 47,101 million yen and 57,069 million yen, respectively.  The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Yen in millions

Fiscal year ending March 31,
2011	57,703
2012	46,113
2013	30,761
2014	20,958
2015	18,026

Total carrying amount of intangible assets having an indefinite life are comprised of the following:

	Yen in millions
	March 31
	2009	2010

Trademarks	57,915	57,857
Distribution agreements	18,834	18,834
Other	3,119	3,064
Total	79,868	79,755

The changes in the carrying amount of goodwill by segment for the fiscal years ended March 31, 2009 and 2010 are as follows:

	Yen in millions
	Consumer Products & Devices	Networked Products & Services	B2B & Disc Mfg.	Pictures	Music	Financial Services	All Other	Total
Balance, March 31, 2008:
Goodwill - gross	60,357	122,832	15,351	80,512	22,160	3,020	11,860	316,092
Accumulated impairments	(5,320)	-	(300)	-	-	-	(6,049)	(11,669)
Goodwill	55,037	122,832	15,051	80,512	22,160	3,020	5,811	304,423
Increase (decrease) due to:
Acquisition	10,826	505	322	29,335	104,335	-	19,545	164,868
Impairments	-	-	-	-	(306)	-	(7,655)	(7,961)
Translation adjustments	(388)	(575)	(286)	(1,633)	(12,919)	-	(747)	(16,548)
Other *1	(128)	670	-	(736)	(613)	-	(17)	(824)
Balance, March 31, 2009:
Goodwill - gross	70,667	123,432	15,387	107,478	112,963	3,020	30,641	463,588
Accumulated impairments	(5,320)	-	(300)	-	(306)	-	(13,704)	(19,630)
Goodwill	65,347	123,432	15,087	107,478	112,657	3,020	16,937	443,958
Increase (decrease) due to:
Acquisition	-	724	1,591	6	7,848	-	3,256	13,425
Disposition	-	(27)	-	-	-	-	(202)	(229)
Impairments	-	-	-	-	-	(706)	(349)	(1,055)
Translation adjustments	(71)	(249)	(608)	(5,427)	(1,943)	-	(170)	(8,468)
Other *1 *2	(470)	1	1	424	(8,676)	-	(42)	(8,762)
Balance, March 31, 2010:
Goodwill - gross	70,126	123,881	16,371	102,481	110,192	3,020	27,085	453,156
Accumulated impairments	(5,320)	-	(300)	-	(306)	(706)	(7,655)	(14,287)
Goodwill	64,806	123,881	16,071	102,481	109,886	2,314	19,430	438,869

*1 Other primarily consists of purchase price adjustments for prior years.

*2 The adjustment in the Music segment substantially all relates to a decrease of goodwill recognized from the acquisition of Bertelsmann’s 50% interest in the SONY BMG joint venture by 8,649 million yen, primarily to reflect an increase in the deferred tax assets recognized in connection with the acquisition and a decrease in the acquired liabilities as certain restructuring activities that were identified at the time of the acquisition will not be implemented (see Note 18).

As described in Note 2, Sony performs an annual impairment test for goodwill.  During the fiscal year ended March 31, 2009, Sony recorded an impairment loss of 7,655 million yen for a reporting unit in All Other, which was related to goodwill recorded for Sony’s acquisition of Gracenote, Inc. (“Gracenote”), a company that provides technology and services for digital media identification, enrichment and recommendation.  The impairment charge for Gracenote reflected the impact of weakened economic conditions which resulted in lower growth forecasts for several key markets serviced by the company, including the automotive and mobile communications markets.  The valuation of Gracenote also decreased due to the use of a higher discount rate in calculating the present value of future cash flows to reflect higher perceived economic risk due to the economic downturn.  The impairment charges reflected the overall decline in the fair value of the reporting units.  The fair values of the reporting units were estimated principally using a discounted cash flow analysis.  See Note 24 for a further description of this acquisition.

10.  Insurance-related accounts

Sony’s Financial Services segment subsidiaries in Japan maintain their accounting records as described in Note 2 in accordance with the accounting principles and practices generally accepted in Japan, which vary in some respects from U.S. GAAP.

Those differences are mainly that insurance acquisition costs for life and non-life insurance are charged to income when incurred in Japan whereas in the United States of America those costs are deferred and amortized generally over the premium-paying period of the related insurance policies, and that future policy benefits for life insurance calculated locally under the authorization of the supervisory administrative agencies are comprehensively adjusted to a net level premium method with certain adjustments of actuarial assumptions for U.S. GAAP purposes.  For purposes of preparing the consolidated financial statements, appropriate adjustments have been made to reflect the accounting for these items in accordance with U.S. GAAP.

The combined amounts of statutory net equity of the insurance subsidiaries, which is not measured in accordance with U.S. GAAP, as of March 31, 2009 and 2010 were 154,409 million yen and 206,794 million yen, respectively.

(1)  Insurance policies:

Life insurance policies that a subsidiary in the Financial Services segment underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts.  The life insurance revenues for the fiscal years ended March 31, 2008, 2009 and 2010 were 506,801 million yen, 526,303 million yen and 554,650 million yen, respectively.  Property and casualty insurance policies that a subsidiary in the Financial Services segment underwrites are primarily automotive insurance contracts, which are categorized as short-duration contracts.  The non-life insurance revenues for the fiscal years ended March 31, 2008, 2009 and 2010 were 53,035 million yen, 58,576 million yen and 64,987 million yen, respectively.

(2)  Deferred insurance acquisition costs:

Costs that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable.  The deferred insurance acquisition costs include such items as commissions, medical examination costs and inspection report fees, and are subject to recoverability testing at least annually to ensure that the capitalized amounts do not exceed the present value of anticipated gross profits or premiums less benefits and maintenance expenses, as applicable.  The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves.  The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits.  Amortization charged to income for the fiscal years ended March 31, 2008, 2009 and 2010 amounted to 59,932 million yen, 64,599 million yen and 53,767 million yen, respectively.

(3)  Future insurance policy benefits:

Liabilities for future policy benefits are established in amounts adequate to meet the estimated future obligations of policies in force.  These liabilities, which require significant management judgment and estimates, are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors.  Future policy benefits are computed using interest rates ranging from 1.4% to 4.7% and are based on factors such as market conditions and expected investment returns.  Morbidity, mortality and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables.  Generally these assumptions are locked-in throughout the life of the contract upon the issuance of new insurance, although significant changes in experience or assumptions may require Sony to provide for expected future losses.  At March 31, 2009 and 2010, future insurance policy benefits amounted to 2,486,259 million yen and 2,673,357 million yen, respectively.

11.  Short-term borrowings and long-term debt

Short-term borrowings are comprised of the following:
	Yen in millions
	March 31
	2009	2010

Unsecured commercial paper:
with a weighted-average interest rate of 0.66%	172,465
Unsecured loans:
with a weighted-average interest rate of 3.18%	121,150
with a weighted-average interest rate of 3.08%		38,785
Secured call money:
with a weighted-average interest rate of 0.48%	10,000
with a weighted-average interest rate of 0.15%		10,000

	303,615	48,785

At March 31, 2010, securities investments with a book value of 10,480 million yen were pledged as collateral for 10,000 million yen of call money, by subsidiaries in the Financial Services segment.  In addition, marketable securities with a book value of 69,256 million yen were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes at March 31, 2010.

Long-term debt is comprised of the following:
	Yen in millions
	March 31
	2009	2010

Unsecured loans, representing obligations principally to banks:
Due 2009 to 2020, with interest rates ranging from 0.67% to 5.24% per annum	380,388
Due 2010 to 2020, with interest rates ranging from 0.20% to 4.50% per annum		563,465
Unsecured 1.01% bonds, due 2010, net of unamortized discount	39,999
Unsecured 2.04% bonds, due 2010, net of unamortized discount	49,996	49,999
Unsecured 0.80% bonds, due 2010, net of unamortized discount	49,997	49,999
Unsecured 1.52% bonds, due 2011, net of unamortized discount	49,999	49,999
Unsecured 1.16% bonds, due 2012, net of unamortized discount	39,990	39,993
Unsecured 1.52% bonds, due 2013, net of unamortized discount	34,998	34,999
Unsecured 1.57% bonds, due 2015, net of unamortized discount	29,987	29,988
Unsecured 1.75% bonds, due 2015, net of unamortized discount	24,995	24,996
Unsecured 2.35% bonds, due 2010	4,900	4,900
Unsecured 1.17% bonds, due 2011	10,500	10,500
Unsecured 0.95% bonds, due 2012		60,000
Unsecured 1.40% bonds, due 2013	10,700	10,700
Unsecured 1.30% bonds, due 2014		110,000
Unsecured 2.00% bonds, due 2018	16,300	16,300
Unsecured 2.07% bonds, due 2019		50,000
Capital lease obligations:
Due 2009 to 2018 with interest rates ranging from 0.78% to 9.14% per annum	43,060
Due 2010 to 2021 with interest rates ranging from 0.01% to 7.77% per annum		35,013
Guarantee deposits received	21,878	19,178
	807,687	1,160,029
Less - Portion due within one year	147,540	235,822

	660,147	924,207

In June 2009, Sony executed unsecured syndicated loans totaling 162,500 million yen having three, five and seven year maturity terms. The proceeds were used for the redemption of a previously executed syndicated loan of 80,000 million yen which matured in June 2009 and for general business activities, including working capital requirements. In addition, Sony executed a 1,000 million U.S. dollar unsecured long-term bank loan in July 2009 with a three year term.

There are no significant adverse debt covenants or cross-default provisions related to the above borrowings.

Aggregate amounts of annual maturities of long-term debt are as follows:

Fiscal year ending March 31	Yen in millions

2011	235,822
2012	94,076
2013	288,718
2014	118,043
2015	234,365
Later years	189,005
Total	1,160,029

At March 31, 2010, Sony had unused committed lines of credit amounting to 813,545 million yen and can generally borrow up to 180 days from the banks with whom Sony has committed line contracts.  Furthermore, at March 31, 2010, Sony has commercial paper programs, the size of which was 1,151,280 million yen.  Sony can issue commercial paper for a period generally not in excess of 270 days up to the size of the programs.

12.  Deposits from customers in the banking business

All deposits from customers in the banking business within the Financial Services segment are interest bearing deposits.  At March 31, 2009 and 2010, the balance of time deposits issued in amounts of 10 million yen or more were 225,354 million yen and 243,629 million yen, respectively.  These amounts have been classified as current liabilities due to the ability of the customers to make withdrawals prior to maturity.

At March 31, 2010, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year are as follows:

Fiscal year ending March 31	Yen in millions

2012	23,847
2013	13,916
2014	3,320
2015	2,024
2016	5,367
Later years	14,735
Total	63,209

13.  Fair value measurements

As discussed in Note 2, Sony adopted the accounting guidance for fair value measurements in two steps; effective April 1, 2008, Sony adopted this guidance for (a) all financial assets and liabilities and (b) nonfinancial assets and liabilities that are recognized or disclosed in the financial statements at fair value on a recurring basis (at least annually) and effective April 1, 2009, for all nonfinancial assets and liabilities that are recognized or disclosed in the financial statements at fair value on a nonrecurring basis.  The information below incorporates guidance relating to determining the fair value of financial assets when there is no active market for an asset or when the pricing inputs used in determining the fair value of an asset represent a distressed sale, which was effective April 1, 2009 for Sony.  Under this guidance, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The accounting guidance for fair value measurements specifies a hierarchy of inputs to valuation techniques based on the extent to which inputs used in measuring fair value are observable in the market.  Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect Sony’s assumptions about the assumptions that market participants would use in pricing the asset or liability.  Observable market data is used if such data is available without undue cost and effort.  Each fair value measurement is reported in one of three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety.  These levels are:

Level 1 —	Inputs are unadjusted quoted prices for identical assets and liabilities in active markets.
Level 2 —
Inputs are based on observable inputs other than level 1 prices, such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations, in which all significant inputs are observable in active markets.

Level 3 —	One or more significant inputs are unobservable.

Sony measures fair value as an exit price using the procedures described below for assets and liabilities subject to this guidance.  When available, Sony uses unadjusted quoted market prices in active markets to measure fair value and classifies such items within level 1.  If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates and option volatilities.  Items valued using internally generated models are classified according to the lowest level input that is significant to the valuation.  Additionally, Sony considers both counterparty credit risk and Sony’s own creditworthiness in determining fair value.  Sony attempts to mitigate credit risk to third parties by entering into netting agreements and actively monitoring the creditworthiness of counterparties and its exposure to credit risk through the use of credit limits and by selecting major international banks and financial institutions as counterparties.

(1)  Assets and liabilities that are measured at fair value on a recurring basis:

The following section describes the valuation techniques used by Sony to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Trading securities, Available-for-sale securities and Other investments

Where quoted prices are available in an active market, securities are classified in level 1 of the fair value hierarchy.  Level 1 securities include exchange-traded equities.  If quoted market prices are not available for the specific security or the market is inactive, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and mainly classified in level 2 of the hierarchy.  Level 2 securities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, such as the majority of government bonds and corporate bonds.  In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the fair value hierarchy.  Level 3 securities do not have actively traded quotes at the balance sheet date and require the use of unobservable inputs, such as indicative quotes from dealers and qualitative input from investment advisors, to value these securities.  Level 3 assets include financial instruments whose value is determined using pricing models, discounted cash flow techniques, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation of assumptions that market participants would use in pricing the asset.  Level 3 securities primarily include certain private equity investments and certain hybrid financial instruments not classified within level 1 or 2.

Derivatives

Exchange-traded derivatives valued using quoted prices are classified within level 1 of the fair value hierarchy.  However, few classes of derivative contracts are listed on an exchange; thus, the majority of Sony’s derivative positions are valued using internally developed models that use as their basis readily observable market parameters – i.e. parameters that are actively quoted and can be validated to external sources, including industry pricing services.  Depending on the types and contractual terms of derivatives, fair value can be modeled using a series of techniques, such as the Black-Scholes option pricing model, which are consistently applied.  Where derivative products have been established for some time, Sony uses models that are widely accepted in the financial services industry.  These models reflect the contractual terms of the derivatives, including the period to maturity, and market-based parameters such as interest rates, volatility, and the credit rating of the counterparty.  Further, many of these models do not contain a high level of subjectivity as the techniques used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets.  Such instruments are generally classified within level 2 of the fair value hierarchy.

In determining the fair value of Sony’s interest rate swap derivatives, Sony uses the present value of expected cash flows based on market observable interest rate yield curves commensurate with the term of each instrument.  For foreign currency derivatives, Sony’s approach is to use forward contract and option valuation models employing market observable inputs, such as spot currency rates, time value and option volatilities.  These derivatives are classified within level 2 since Sony primarily uses observable inputs in its valuation of its derivative assets and liabilities.

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2009 and 2010 are as follows:

	Yen in millions
	March 31, 2009
	Level 1	Level 2	Level 3	Total

Assets:
Trading securities	123,080	160,240	3,003	286,323
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,439,446	-	1,439,446
Japanese local government bonds	-	97,954	-	97,954
Japanese corporate bonds	44,794	572,884	7,630	625,308
Foreign corporate bonds	-	211,292	51,798	263,090
Other	-	35,300	-	35,300
Equity securities	92,464	21,164	3,562	117,190
Other investments *1	3,877	-	59,781	63,658
Derivative assets *2	-	24,401	-	24,401
Total assets	264,215	2,562,681	125,774	2,952,670
Liabilities:
Derivative liabilities *2	-	36,386	-	36,386
Total liabilities	-	36,386	-	36,386

	Yen in millions
	March 31, 2010
	Level 1	Level 2	Level 3	Total

Assets:
Trading securities	180,414	172,939	-	353,353
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,290,824	-	1,290,824
Japanese local government bonds	-	28,842	-	28,842
Japanese corporate bonds	4,937	358,187	1,097	364,221
Foreign corporate bonds	-	261,896	17,433	279,329
Other	365	10,736	-	11,101
Equity securities	160,128	6,682	3,936	170,746
Other investments *1	5,377	38	69,672	75,087
Derivative assets *2	-	23,796	-	23,796
Total assets	351,221	2,153,940	92,138	2,597,299
Liabilities:
Derivative liabilities *2	-	48,599	-	48,599
Total liabilities	-	48,599	-	48,599

*1 Other investments include certain private equity investments and certain hybrid financial instruments.
*2 Derivative assets and liabilities are recognized and disclosed on a gross basis.

There were no significant transfers between Levels 1 and 2 for the fiscal year ended March 31, 2010.

The changes in fair value of level 3 assets and liabilities for the fiscal years ended March 31, 2009 and 2010 are as follows:

	Yen in millions
	Fiscal Year Ended March 31, 2009
	Assets
		Available-for-sale securities
		Debt securities
	Trading securities	Japanese corporate bonds	Foreign corporate bonds	Other	Equity Securities	Other investments

Beginning balance	178	9,403	32,353	1,125	4,381	21,611
Total realized and unrealized gains (losses):
Included in earnings *1	(1,424)	(1,332)	(465)	-	(1,483)	(6,966)
Included in other comprehensive income (loss)	-	(70)	(6,219)	-	664	(2,650)
Purchases, issuances and settlements	(116)	(2,973)	20,476	-	-	2,811
Transfers in and/or out of level 3 *2 *3	4,365	2,602	5,653	(1,125)	-	44,975
Ending balance	3,003	7,630	51,798	-	3,562	59,781
Changes in unrealized gains (losses) relating to instruments still held at reporting date
Included in earnings *1	(1,465)	(1,159)	(658)	-	(1,483)	(8,535)

	Yen in millions
	Fiscal Year Ended March 31, 2010
	Assets
		Available-for-sale securities
		Debt securities
	Trading securities	Japanese corporate bonds	Foreign corporate bonds	Equity securities	Other investments	Derivative assets
Beginning balance	3,003	7,630	51,798	3,562	59,781	-
Total realized and unrealized gains (losses):
Included in earnings *1	181	(260)	(404)	(2)	6,288	(69)
Included in other comprehensive income (loss)	-	-	1,818	374	2,781	-
Purchases, issuances and settlements	(562)	(5,660)	(4,247)	2	822	(186)
Transfers in and/or out of level 3 *2 *4	(2,622)	(613)	(31,532)	-	-	255
Ending balance	-	1,097	17,433	3,936	69,672	-
Changes in unrealized gains (losses) relating to instruments still held at reporting date
Included in earnings *1	-	-	(40)	-	6,726	-

*1	Earning effects are included in financial service revenue in the consolidated statements of income.
*2	Transfers into or out of level 3 are reported as the value as of the beginning of the period in which the transfer occurs.
*3	Certain hybrid financial instruments were transferred into Level 3 due to a significant decline in market activities.
*4	Certain corporate bonds were transferred into Level 2 because the ability to corroborate significant inputs with market observable data became possible due to a significant recovery in credit markets.

(2)  Assets and liabilities that are measured at fair value on a nonrecurring basis:

Disclosures for nonfinancial assets and liabilities that are measured at fair value, but are recognized and disclosed at fair value on a nonrecurring basis, are required prospectively beginning April 1, 2009. During the fiscal year ended March 31, 2010, such measurements of fair value related primarily to the impairments of long-lived assets.

Long-lived assets impairments

Long-lived assets are measured at the lesser of carrying value or fair value if such assets are held for sale or when there is a determination that the asset is impaired.  During the fiscal year ended March 31, 2010, Sony recorded impairment losses of 53,304 million yen related to long-lived assets with carrying values prior to impairment of 58,598 million yen; the fair value of the long-lived assets after impairments was 5,294 million yen.  Sony’s determination of fair value was based on the comparable market values or estimated net cash flows which considered prices and other relevant information generated by market transactions involving comparable assets or cash flow projections based upon the most recent business plan. These measurements are classified as level 3 because significant unobservable inputs, such as the conditions of the assets or projections of future cash flows, were considered in the fair value measurements.

(3)  Financial instruments:

The estimated fair values of Sony’s financial instruments are summarized as follows.  The following summary excludes cash and cash equivalents, call loans, time deposits, notes and accounts receivable, trade, call money, short-term borrowings, notes and accounts payable, trade and deposits from customers in the banking business because the carrying values of these financial instruments approximated their fair values due to their short-term nature.  The summary also excludes debt and equity securities which are disclosed in Note 7.

	Yen in millions
	March 31, 2009		March 31, 2010
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt including the current portion	807,687	809,377	1,160,029	1,168,354
Investment contracts included in policyholders’ account in the life insurance business	286,104	289,905	306,625	307,656
Housing loans in the banking business	468,310	521,251	555,105	612,830

The fair values of long-term debt including the current portion and investment contracts included in policyholders’ account in the life insurance business were estimated based on either the market value or the discounted future cash flows using Sony’s current incremental borrowing rates for similar liabilities.  The fair values of housing loans in the banking business, included in securities investments and other in the consolidated balance sheets, were estimated based on the discounted future cash flows using interest rates reflecting London InterBank Offered Rate base yield curve with a certain risk premium.

14.   Derivative instruments and hedging activities

Sony has certain financial instruments including financial assets and liabilities acquired in the normal course of business.  Such financial instruments are exposed to market risk arising from the changes of foreign currency exchange rates and interest rates.  In applying a consistent risk management strategy for the purpose of reducing such risk, Sony uses derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, and interest rate swap agreements (including interest rate and currency swap agreements).  Certain other derivative financial instruments are entered into in the Financial Services segment for investment purposes. These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. These derivatives generally mature or expire within six months after the balance sheet date. Other than derivatives utilized in the Financial Services segment for portfolio investments, Sony does not use derivative financial instruments for trading or speculative purposes. These derivative transactions utilized for portfolio investments in the Financial Services segment are executed within a certain limit in accordance with an internal risk management policy.

Derivative financial instruments held by Sony are classified and accounted for as described below.

Fair value hedges
Both the derivatives designated as fair value hedges and the hedged items are reflected at fair value in the consolidated balance sheet.  Changes in the fair value of the derivatives designated as fair value hedges as well as offsetting changes in the carrying value of the underlying hedged items are recognized in income.  For the fiscal years ended March 31, 2008, 2009 and 2010, these fair value hedges were fully effective.  In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash flow hedges
Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income (“OCI”) and reclassified into earnings when the hedged transaction affects earnings.  For the fiscal year ended March 31, 2008, these cash flow hedges were fully effective.  For the fiscal years ended March 31, 2009 and 2010, the ineffective portion of the hedging relationship is not significant.  In addition, there were no amounts excluded from the assessment of hedge effectiveness for cash flow hedges.

Derivatives not designated as hedges
Changes in the fair value of derivatives not designated as hedges are recognized in income.

A description of the purpose and classification of the derivative financial instruments held by Sony is as follows:

Foreign exchange forward contracts and foreign currency option contracts

Foreign exchange forward contracts and purchased and written foreign currency option contracts are utilized primarily to limit the exposure affected by changes in foreign currency exchange rates on cash flows generated by anticipated intercompany transactions and intercompany accounts receivable and payable denominated in foreign currencies.  The majority of written foreign currency option contracts are a part of range forward contract arrangements and expire in the same month with the corresponding purchased foreign currency option contracts.

Sony also enters into foreign exchange forward contracts, which effectively fix the cash flows from foreign currency denominated debt.  Accordingly, these derivatives have been designated as cash flow hedges.

Foreign exchange forward contracts and foreign currency option contracts that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses.

Foreign exchange forward contracts, foreign currency option contracts and currency swap agreements held by certain subsidiaries in the Financial Services segment are marked-to-market with changes in value recognized in financial service revenue.

Interest rate swap agreements (including interest rate and currency swap agreements)

Interest rate swap agreements are utilized primarily to lower funding costs, to diversify sources of funding and to limit Sony’s exposure associated with underlying debt instruments and available-for-sale debt securities resulting from adverse fluctuations in interest rates, foreign currency exchange rates and changes in fair values.

Interest rate swap agreements entered into in the Financial Services segment are used for reducing the risk arising from the changes in the fair value of fixed rate available-for-sale debt securities.  These derivatives are considered to be a hedge against changes in the fair value of available-for-sale debt securities in the Financial Services segment.  Accordingly, these derivatives have been designated as fair value hedges.

Sony also enters into certain interest rate swap agreements for the purpose of reducing the risk arising from the changes in anticipated cash flows of variable rate debt and foreign currency denominated debt.  These interest rate swap agreements, which effectively swap foreign currency denominated variable rate debt for functional currency denominated fixed rate debt, are considered to be a hedge against changes in the anticipated cash flows of Sony’s foreign denominated variable rate obligations.  Accordingly, these derivatives have been designated as cash flow hedges.

Certain subsidiaries in the Financial Services segment have interest rate swap agreements as part of their portfolio investments, which are marked-to-market with changes in value recognized in financial service revenue.

Any other interest rate swap agreements that do not qualify as hedges, which are used for reducing the risk arising from changes of variable rate debt, are marked-to-market with changes in value recognized in other income and expenses.

Other agreements

Certain subsidiaries in the Financial Services segment have credit default swap agreements, equity future contracts, other currency contracts and hybrid financial instruments as part of their portfolio investments, which are marked-to-market with changes in value recognized in financial service revenue.  The hybrid financial instruments, disclosed in Note 7 as debt securities, contain embedded derivatives that are not required to be bifurcated because the entire instrument is carried at fair value.

The estimated fair values of Sony’s outstanding derivative instruments are summarized as follows:

Derivatives designated as	Yen in millions
hedging instruments	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2009	2010	Liability derivatives	2009	2010

Interest rate contracts	Prepaid expenses and other current assets	294	853	Current liabilities other	7,115	10,269
Interest rate contracts		-	-	Liabilities other	1,428	1,884
Foreign exchange contracts	Prepaid expenses and other current assets	3,162	52	Current liabilities other	49	-
		3,456	905		8,592	12,153

Derivatives not designated	Yen in millions
as hedging instruments	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2009	2010	Liability derivatives	2009	2010

Interest rate contracts	Prepaid expenses and other current assets	346	434	Current liabilities other	474	664
Interest rate contracts		-	-	Liabilities other	225	170
Foreign exchange contracts	Prepaid expenses and other current assets	19,461	22,334	Current liabilities other	27,094	35,585
Foreign exchange contracts	Assets other	2	30		-	-
Credit contracts	Prepaid expenses and other current assets	1,136	93	Current liabilities other	1	27
		20,945	22,891		27,794	36,446

Total derivatives		24,401	23,796		36,386	48,599

Presented below are the effects of derivative instruments on the consolidated statements of income for the fiscal years ended March 31, 2009 and 2010 (yen in millions).

Derivatives under fair value hedging relationships	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Fiscal year ended March 31
		2009	2010

Interest rate contracts	Financial service revenue	(2,499)	(3,475)
Foreign exchange contracts	Foreign exchange gain or (loss), net	(8)	97
Total		(2,507)	(3,378)

	Yen in millions
	Fiscal year ended March 31, 2009
Derivatives under cash	Amount of gain or (loss) recognized in OCI on derivative	Gain or (loss) reclassified from accumulated OCI into income (effective portion)		Gain or (loss) recognized in income on derivative (ineffective portion)
flow hedging relationships	Amount	Location	Amount	Location	Amount

Interest rate contracts	(242)	Interest expense	192	Interest expense	-
Foreign exchange contracts	(2,236)	Foreign exchange gain or (loss), net	3,685	Foreign exchange gain or (loss), net	65
Total	(2,478)	Total	3,877	Total	65

	Yen in millions
	Fiscal year ended March 31, 2010
Derivatives under cash	Amount of gain or (loss) recognized in OCI on derivative	Gain or (loss) reclassified from accumulated OCI into income (effective portion)		Gain or (loss) recognized in income on derivative (ineffective portion)
flow hedging relationships	Amount	Location	Amount	Location	Amount

Interest rate contracts	(901)	Interest expense	418	Interest expense	-
Foreign exchange contracts	1,814	Foreign exchange gain or (loss), net	(1,516)	Foreign exchange gain or (loss), net	26
Total	913	Total	(1,098)	Total	26

At March 31, 2010, amounts related to derivatives qualifying as cash flow hedges amounted to a net reduction of equity of 36 million yen.  Within the next twelve months, 1,134 million yen is expected to be reclassified from equity into earnings as a profit.

Derivatives not designated as hedging instruments	Location of gain or (loss) recognized in income on derivative	Amount of gain or (1oss) recognized in income on derivative (Yen in millions)
		Fiscal year ended March 31
		2009	2010

Interest rate contracts	Financial service revenue	(1,966)	(884)
Interest rate contracts	Financial service expenses	21	32
Foreign exchange contracts	Financial service revenue	11,424	1,468
Foreign exchange contracts	Foreign exchange gain, net	(39,542)	(8,779)
Equity contracts	Financial service revenue	8,795	83
Bond contracts	Financial service revenue	78	68
Credit contracts	Financial service revenue	1,352	(518)
Total		(19,838)	(8,530)

The following table summarizes additional information, including notional amounts, for each type of derivative:

	Yen in millions
	March 31, 2009		March 31, 2010
	Notional amount	Fair value	Notional amount	Fair value
Foreign exchange contracts:
Foreign exchange forward contracts	1,914,649	(5,337)	1,924,697	(16,049)
Currency option contracts purchased	4,109	47	3,819	19
Currency option contracts written	775	(77)	407	(11)
Currency swap agreements	1,791	4	50,979	2,022
Other currency contracts	29,678	845	46,499	850
Interest rate contracts:
Interest rate swap agreements	364,405	(8,602)	456,213	(11,700)
Credit contracts:
Credit default swap agreements	11,819	1,135	10,497	66

15.  Pension and severance plans

Upon terminating employment, employees of Sony Corporation and its subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below.  In July 2004, Sony Corporation and certain of its subsidiaries amended their pension plans and introduced a point-based plan under which a point is added every year reflecting the individual employee’s performance over that year.  Under the point-based plan, the amount of payment is determined based on sum of cumulative points from past services and interest points earned on the cumulative points regardless of whether or not the employee is voluntarily retiring.

Under the plans, in general, the defined benefits cover 65% of the indemnities under existing regulations to employees.  The remaining indemnities are covered by severance payments by the companies.  The pension benefits are payable at the option of the retiring employee either in a lump-sum amount or monthly pension payments.  Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

Several of Sony’s foreign subsidiaries have defined benefit pension plans or severance indemnity plans, which substantially cover all of their employees.  Under such plans, the related cost of benefits is currently funded or accrued.  Benefits awarded under these plans are based primarily on the current rate of pay and length of service.

In September 2006, the FASB issued new accounting guidance for defined benefit pension and other postretirement plans, which requires plan assets and benefit obligations be measured at fiscal year end date.  Sony implemented the measurement date provisions of this guidance for the fiscal year ended March 31, 2009 and, accordingly, adjustments of beginning retained earnings totaling 668 million yen and accumulated other comprehensive income totaling 630 million yen were recorded, respectively.

The components of net periodic benefit costs for the fiscal years ended March 31, 2008, 2009 and 2010 were as follows:

Japanese plans:

	Yen in millions
	Fiscal year ended March 31
	2008	2009	2010

Service cost	27,049	28,652	30,980
Interest cost	14,603	15,208	15,402
Expected return on plan assets	(19,763)	(18,950)	(16,969)
Recognized actuarial loss	10,173	12,440	16,000
Amortization of prior service costs	(10,334)	(10,358)	(10,391)
Net periodic benefit costs	21,728	26,992	35,022

Foreign plans:

	Yen in millions
	Fiscal year ended March 31
	2008	2009	2010

Service cost	6,321	10,557	3,645
Interest cost	10,963	11,869	12,083
Expected return on plan assets	(10,166)	(10,569)	(8,652)
Amortization of net transition asset	29	212	67
Recognized actuarial loss	1,647	507	857
Amortization of prior service costs	(298)	(262)	30
Losses (gains) on curtailments and settlements	(100)	1,569	1,766
Net periodic benefit costs	8,396	13,883	9,796

The estimated net actuarial loss, prior service cost and obligation (asset) existing at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit costs over the next fiscal year are 13,612 million yen, 9,781 million yen and 196 million yen, respectively.

The changes in the benefit obligation and plan assets as well as the funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2009	2010	2009	2010

Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	667,022	709,098	188,639	196,750
Service cost	28,652	30,980	10,557	3,645
Interest cost	15,208	15,402	11,869	12,083
Plan participants’ contributions	-	-	493	322
Amendments	(421)	(433)	(259)	3,950
Actuarial (gain) loss	13,803	(10,103)	(19,976)	36,311
Foreign currency exchange rate changes	-	-	(32,860)	(5,968)
Curtailments and settlements	-	-	1,003	(1,441)
Effect of changes in consolidated subsidiaries	1,102	-	46,050	-
Benefits paid	(16,268)	(35,390)	(8,766)	(14,311)
Benefit obligation at end of the fiscal year	709,098	709,554	196,750	231,341

Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	498,162	443,977	133,713	98,739
Actual return on plan assets	(76,217)	59,654	(34,184)	31,775
Foreign currency exchange rate changes	-	-	(25,266)	(1,502)
Employer contribution	34,635	32,803	9,747	18,387
Plan participants’ contributions	-	-	493	322
Curtailments and settlements	-	-	(797)	(407)
Effect of changes in consolidated subsidiaries	428	-	22,805	-
Benefits paid	(13,031)	(20,733)	(7,772)	(13,088)
Fair value of plan assets at end of the fiscal year	443,977	515,701	98,739	134,226

Funded status at end of the fiscal year	(265,121)	(193,853)	(98,011)	(97,115)

Amounts recognized in the consolidated balance sheets consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2009	2010	2009	2010
Noncurrent assets	882	1,116	1,111	2,760
Current liabilities	-	-	(2,038)	(2,778)
Noncurrent liabilities	(266,003)	(194,969)	(97,084)	(97,097)
Ending balance	(265,121)	(193,853)	(98,011)	(97,115)

Amounts recognized in accumulated other comprehensive income, excluding tax effects, consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2009	2010	2009	2010
Prior service cost (credit)	(106,827)	(96,865)	(1,099)	2,966
Net actuarial loss	338,011	270,241	41,066	49,209
Obligation existing at transition	-	-	398	231
Ending balance	231,184	173,376	40,365	52,406

The accumulated benefit obligations for all defined benefit pension plans were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2009	2010	2009	2010

Accumulated benefit obligations	704,660	705,537	158,286	192,260

The projected benefit obligations, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2009	2010	2009	2010

Projected benefit obligations	709,098	709,554	152,803	177,131
Accumulated benefit obligations	704,660	705,537	140,588	163,120
Fair value of plan assets	443,977	515,701	79,485	100,526

Weighted-average assumptions used to determine benefit obligations as of March 31, 2009 and 2010 were as follows:

	Japanese plans		Foreign plans
	March 31		March 31
	2009	2010	2009	2010

Discount rate	2.2%	2.3%	6.5%	5.5%
Rate of compensation increase	2.7	*	3.2	4.0

* As of March 31, 2010, substantially all of Sony’s Japanese pension plans are point-based.  Point-based plans do not incorporate a measure of compensation rate increases.

Weighted-average assumptions used to determine the net periodic benefit costs for the fiscal years ended March 31, 2008, 2009 and 2010 were as follows:

	Japanese plans			Foreign plans
	Fiscal year ended March 31			Fiscal year ended March 31
	2008	2009	2010	2008	2009	2010

Discount rate	2.3%	2.3%	2.2%	5.3%	6.0%	6.5%
Expected return on plan assets	4.0	3.9	3.6	7.1	7.1	6.5
Rate of compensation increase	2.5	2.5	2.7	3.6	3.4	3.2

Sony reviews these assumptions for changes in circumstances.

The weighted-average rate of compensation increase is calculated based only on the pay-related plans.  The point-based plans discussed above are excluded from the calculation because payments made under the plan are not based on employee compensation.

To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as the historical and expected long-term rates of returns on various categories of plan assets.  Sony's pension investment policy recognizes the expected growth and the variability risk associated with the long term nature of pension liabilities, the returns and risks of diversification across asset classes, and the correlation among assets. The asset allocations are designed to maximize returns consistent with levels of liquidity and investment risk that are considered prudent and reasonable. While the pension investment policy gives appropriate consideration to recent market performance and historical returns, the investment assumptions utilized by Sony are designed to achieve a long term return consistent with the long term nature of the corresponding pension liabilities.

The investment objectives of Sony’s plan assets are designed to generate returns that will enable the plans to meet their future obligations.  The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants.  The obligations are estimated using actuarial assumptions, based on the current economic environment and other pertinent factors.  Sony’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities.  Risks include, among others, inflation, volatility in equity values and changes in interest rates that could negatively impact the funding level of the plans, thereby increasing its dependence on contributions from Sony.  To mitigate any potential concentration risk, thorough consideration is given to balancing the portfolio among industry sectors and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns.  The target allocations as of March 31, 2010, are, as a result of Sony’s asset liability management, 28% of equity securities, 58% of fixed income securities and 14% of other investments for the pension plans of Sony Corporation and most of its subsidiaries in Japan, and, on a weighted average basis, 53% of equity securities, 34% of fixed income securities and 13% of other investments for the pension plans of foreign subsidiaries.

The fair values of the assets held by Japanese and foreign plans, which are classified in accordance with the fair value hierarchy described in Note 13, are as follows:

	Japanese plans
	Yen in millions
	Fair value at March 31,	Fair value measurements using inputs considered as
Asset class	2010	Level 1	Level 2	Level 3

Cash and cash equivalents	11,665	11,665	-	-
Equity:
Equity securities (a)	136,495	136,495	-	-
Fixed income:
Government bonds (b)	201,240	-	201,240	-
Corporate bonds (c)	22,691	-	22,691	-
Asset-backed securities (d)	4,779	-	4,779	-
Commingled funds (e)	62,703	-	62,703	-
Commodity funds (f)	1,638	-	1,638	-
Private equity (g)	21,337	-	-	21,337
Hedge funds (h)	51,498	-	-	51,498
Real estate	1,655	-	-	1,655
Total	515,701	148,160	293,051	74,490

(a)	Includes approximately 62 percent of Japanese equity securities and 38 percent of foreign equity securities.
(b)	Includes approximately 63 percent of debt securities issued by Japanese national and local governments and 37 percent of debt securities issued by foreign national and local governments.
(c)	Includes debt securities issued by Japanese and foreign corporation and government related agencies.
(d)	Includes primarily mortgage-backed securities.
(e)
Commingled funds represent pooled institutional investments, including primarily investment trusts.  They include approximately 38 percent of investments in equity, 57 percent of investments in fixed income, and 5 percent of investments in other.

(f)	Represents commodity futures funds.
(g)	Includes multiple private equity funds of funds that primarily invest in venture, buyout, and distressed markets in the U.S. and Europe.
(h)	Includes primarily funds that invest in a portfolio of a broad range of hedge funds to diversify the risks and reduce the volatilities associated with a single hedge fund.

	Foreign plans
	Yen in millions
	Fair value at March 31,	Fair value measurements using inputs considered as
Asset class	2010	Level 1	Level 2	Level 3

Cash and cash equivalents	1,775	1,775	-	-
Equity:
Equity securities (a)	39,885	33,657	6,228	-
Fixed income:
Government bonds (b)	20,553	-	20,553	-
Corporate bonds (c)	12,584	-	8,013	4,571
Asset-backed securities	3,135	-	3,060	75
Insurance contracts (d)	6,166	-	6,166	-
Commingled funds (e)	45,655	2,110	43,017	528
Real estate and other (f)	4,473	653	43	3,777
Total	134,226	38,195	87,080	8,951

(a)	Includes primarily foreign equity securities.
(b)	Includes primarily foreign government debt securities.
(c)	Includes primarily foreign corporate debt securities.
(d)	Represents annuity contracts with or without profit sharing.
(e)
Commingled funds represent pooled institutional investments including mutual funds, common trust funds, and collective investment funds.  They include approximately 90 percent of investments in equity, 7 percent of investments in fixed income, and 3 percent of investments in other.

(f)	Includes primarily private real estate investment trusts.

Each level in the fair value hierarchy in which each plan asset is classified is determined based on inputs used to measure the fair values of the asset, and does not necessarily indicate the risks or rating of the asset.

The following is a description of the valuation techniques used to measure Japanese and foreign plan assets at fair value.  There were no changes in valuation techniques during the fiscal years ended March 31, 2009 and 2010.

Equity securities are valued at the closing price reported in the active market in which the individual securities are traded.  These assets are generally classified as level 1.
The fair value of fixed income securities is typically estimated using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are generally classified as level 2.

Commingled funds are typically valued using the net asset value provided by the administrator of the fund and reviewed by Sony.  The net asset value is based on the value of the underlying assets owned by the fund, minus liabilities and divided by the number of shares or units outstanding.  These assets are classified as level 1, level 2 or level 3 depending on availability of quoted market prices.

Commodity funds are valued using inputs that are derived principally from or corroborated by observable market data.  These assets are generally classified as level 2.

Private equity and private real estate investment trust valuations require significant judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets.  These assets are initially valued at cost and are reviewed periodically utilizing available and relevant market data to determine if the carrying value of these assets should be adjusted. These investments are classified as level 3.  The valuation methodology is applied consistently from period to period.

Hedge funds are valued using the net asset value as determined by the administrator or custodian of the fund.  These investments are classified as level 3.

The following table sets forth a summary of changes in the fair values of Japanese and foreign plans’ level 3 assets for the year ended March 31, 2010:

	Japanese plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Private equity	Hedge funds	Real estate	Total

Beginning balance at April 1, 2009	23,028	40,443	2,606	66,077
Return on assets held at end of year	(1,691)	79	(951)	(2,563)
Return on assets sold during the year	-	-	-	-
Purchases, sales, and settlements, net	-	10,976	-	10,976
Transfers, net	-	-	-	-
Ending balance at March 31, 2010	21,337	51,498	1,655	74,490

	Foreign plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Corporate bonds	Asset-backed securities	Commingled funds	Real estate and other	Total

Beginning balance at April 1, 2009	-	70	811	3,938	4,819
Return on assets held at end of year	302	14	5	23	344
Return on assets sold during the year	-	-	-	(89)	(89)
Purchases, sales, and settlements, net	4,269	(9)	(288)	(95)	3,877
Transfers, net	-	-	-	-	-
Ending balance at March 31, 2010	4,571	75	528	3,777	8,951

Sony makes contributions to its defined benefit pension plans as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit obligations.  Sony expects to contribute approximately 33 billion yen to the Japanese plans and approximately 17 billion yen to the foreign plans during the fiscal year ending March 31, 2011.

The expected future benefit payments are as follows:

	Japanese plans	Foreign plans
	Yen in millions	Yen in millions

Fiscal year ending March 31,
2011	23,827	8,919
2012	24,983	10,118
2013	26,585	9,921
2014	28,907	10,592
2015	32,286	11,086
2016 – 2020	192,581	70,114

16.  Stockholders' equity

(1)  Common stock:

Changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2008, 2009 and 2010 have resulted from the following:

Number of shares
Balance at March 31, 2007	1,002,897,264
Conversion of convertible bonds	37,800
Exercise of stock acquisition rights	1,305,300
Exercise of warrants	203,000
Balance at March 31, 2008	1,004,443,364
Exercise of stock acquisition rights	92,000
Balance at March 31, 2009	1,004,535,364
Exercise of stock acquisition rights	36,100
Balance at March 31, 2010	1,004,571,464

At March 31, 2010, 18,699,300 shares of common stock would be issued upon the conversion or exercise of all convertible bonds and stock acquisition rights outstanding.

Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Japanese Companies Act by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders, in accordance with the Japanese Companies Act.  No common stock had been acquired by the resolution of the Board of Directors during the fiscal years ended March 31, 2008, 2009 and 2010.

(2)  Retained earnings:

The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2010 was 801,178 million yen.  The appropriation of retained earnings for the fiscal year ended March 31, 2010, including cash dividends for the six-month period ended March 31, 2010, has been incorporated in the accompanying consolidated financial statements.  This appropriation of retained earnings was approved at the meeting of the Board of Directors of Sony Corporation held on May 12, 2010 and was then recorded in the statutory books of account, in accordance with the Japanese Companies Act.

Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 55,797 million yen and 16,034 million yen at March 31, 2009 and 2010, respectively.

(3)  Other comprehensive income:

Other comprehensive income for the fiscal years ended March 31, 2008, 2009 and 2010 is comprised of the following:

	Yen in millions
	Pre-tax amount	Tax benefit/(expense)	Net-of-tax amount

For the fiscal year ended March 31, 2008:
Unrealized gains (losses) on securities, net -
Unrealized holding gains arising during the period*	13,437	(3,081)	3,043
Less : Reclassification adjustment included in net income	(28,414)	10,204	(18,210)
Unrealized gains (losses) on derivative instruments, net -
Unrealized holding losses arising during the period	(2,588)	781	(1,807)
Less : Reclassification adjustment included in net income	(559)	70	(489)
Pension liability adjustment*	(33,401)	7,900	(26,103)
Foreign currency translation adjustments -
Translation adjustments arising during the period	(219,391)	6,231	(213,160)
Less : Reclassification adjustment included in net income	692	-	692

Other comprehensive income (loss)	(270,224)	22,105	(256,034)

	Yen in millions
	Pre-tax amount	Tax benefit/(expense)	Net-of-tax amount

For the fiscal year ended March 31, 2009:
Unrealized gains (losses) on securities, net -
Unrealized holding losses arising during the period*	(105,145)	40,198	(48,207)
Less : Reclassification adjustment included in net income	11,306	(3,958)	7,348
Unrealized gains (losses) on derivative instruments, net -
Unrealized holding losses arising during the period	(2,988)	1,059	(1,929)
Less : Reclassification adjustment included in net income	5,335	(1,619)	3,716
Pension liability adjustment*	(127,222)	51,527	(74,517)
Foreign currency translation adjustments -
Translation adjustments arising during the period	(250,085)	1,854	(248,231)
Less : Reclassification adjustment included in net income	534	-	534

Other comprehensive income (loss)	(468,265)	89,061	(361,286)

	Yen in millions
	Pre-tax amount	Tax benefit/(expense)	Net-of-tax amount

For the fiscal year ended March 31, 2010:
Unrealized gains (losses) on securities, net -
Unrealized holding gains arising during the period*	74,501	(22,469)	33,502
Less : Reclassification adjustment included in net income	(1,896)	661	(1,235)
Unrealized gains (losses) on derivative instruments, net -
Unrealized holding gains arising during the period	2,040	(415)	1,625
Less : Reclassification adjustment included in net income	(566)	489	(77)
Pension liability adjustment*	45,767	(22,074)	23,720
Foreign currency translation adjustments -
Translation adjustments arising during the period	4,583	(22)	4,561
Less : Reclassification adjustment included in net income	2,289	-	2,289

Other comprehensive income	126,718	(43,830)	64,385

*Amounts allocable to the noncontrolling interests in the equity of a subsidiary and other are deducted from the net-of-tax amount for unrealized holding gains (losses) and pension liability adjustment arising during the period.

During the fiscal year ended March 31, 2008, 2009 and 2010, losses of 692 million yen, 534 million yen and 2,289 million yen, respectively, of foreign currency translation adjustments were transferred from other comprehensive income to net income as a result of the liquidation or sale of certain foreign subsidiaries.

17.  Stock-based compensation plans

Sony has three types of stock-based compensation plans as incentive plans for selected directors, corporate executive officers and employees.

(1)  Stock Acquisition Rights plan:

Sony has an equity-based compensation plan that issues common stock acquisition rights for the purpose of granting stock options to selected directors, corporate executive officers and employees of Sony, pursuant to the Companies Act of Japan.  The stock acquisition rights generally vest ratably over a period of three years and are exercisable up to ten years from the date of grant.

The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2008, 2009 and 2010 was 1,839 yen, 398 yen and 813 yen, respectively.  The fair value of stock acquisition rights granted on the date of grant and used to recognize compensation expense for the fiscal years ended March 31, 2008, 2009 and 2010 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal year ended March 31
	2008	2009	2010
Weighted-average assumptions
Risk-free interest rate	3.04%	2.07%	2.08%
Expected lives	6.10 years	6.23 years	6.49 years
Expected volatility*	30.48%	33.35%	33.70%
Expected dividends	0.47%	1.29%	0.99%

*	Expected volatility was based on the historical volatilities of Sony’s common stock over the expected life of the stock acquisition rights.

Presented below is a summary of the activities regarding the stock acquisition rights plan during the fiscal year ended March 31, 2010.

	Fiscal year ended March 31
	2010
	Number of Shares	Weighted- average exercise price	Weighted- average remaining life	Total Intrinsic Value
		Yen	Years	Yen in millions

Outstanding at beginning of the fiscal year	13,392,200	4,041
Granted	2,318,800	2,674
Exercised	(36,100)	3,020
Forfeited or expired	(460,500)	3,932

Outstanding at end of the fiscal year	15,214,400	3,743	6.70	4,133
Exercisable at end of the fiscal year	10,430,100	4,046	5.62	899

The total intrinsic value of shares exercised under the stock acquisition rights plan during the fiscal years ended March 31, 2008, 2009 and 2010 was 2,643 million yen, 95 million yen and 20 million yen, respectively.

Presented below is a summary of the activities regarding the nonvested stock acquisition rights during the fiscal year ended March 31, 2010.

	Fiscal year ended March 31
	2010
	Number of Shares	Weighted-average Grant-date Fair value
		Yen
Outstanding at beginning of the fiscal year	4,983,700	1,085
Granted	2,318,800	813
Vested	(2,207,800)	1,378
Forfeited or expired	(310,400)	1,279

Outstanding at end of the fiscal year	4,784,300	805

As of March 31, 2010, there was 1,963 million yen of total unrecognized compensation expense related to nonvested stock acquisition rights. This expense is expected to be recognized over a weighted-average period of 2.04 years.  The total fair value of stock acquisition rights vested during the fiscal years ended March 31, 2008, 2009 and 2010 was 3,927 million yen, 3,333 million yen and 2,136 million yen, respectively.

(2)  Convertible Bond plan:

Sony has an equity-based compensation plan for selected executives of Sony’s U.S. subsidiaries using U.S. dollar-denominated non-interest bearing convertible bonds, which have characteristics similar to that of an option plan.  Each convertible bond can be converted into 100 shares of the common stock of Sony Corporation at an exercise price based on the prevailing market rate shortly before the date of grant.  The convertible bonds vest ratably over a three-year period and are exercisable up to ten years from the date of grant.  As the convertible bonds were issued in exchange for a non-interest bearing employee loan and a right of offset exists between the convertible bonds and the employee loans, no accounting recognition was given to either the convertible bonds or the employee loans in Sony’s consolidated balance sheet.

Presented below is a summary of the activities regarding the convertible bond plan during the fiscal year ended March 31, 2010.

	Fiscal year ended March 31
	2010
	Number of Shares	Weighted- average exercise price	Weighted- average remaining life	Total Intrinsic Value
		Yen	Years	Yen in millions

Outstanding at beginning of the fiscal year	1,632,700	9,092
Exercised	-	-
Expired	(11,200)	8,064

Outstanding at end of the fiscal year	1,621,500	9,099	1.24	-
Exercisable at end of the fiscal year	1,621,500	9,099	1.24	-

There were no shares granted under the convertible bond plan during the fiscal years ended March 31, 2008, 2009 and 2010.  The total intrinsic value of shares exercised under the convertible bond plan during the fiscal year ended March 31, 2008 was 17 million yen.  There were no shares exercised under the convertible bond plan during the fiscal years ended March 31, 2009 and 2010.  All shares under the convertible bond plan were exercisable as of March 31, 2010.

(3)  Stock appreciation rights (“SARs”) plan:

Sony granted SARs in the United States of America for selected employees.  Under the terms of these plans, employees upon exercise of such rights receive cash equal to the amount that the market price of Sony Corporation’s common stock exceeds the strike price of the SARs.  The SARs generally vest ratably over a period of three years, and are generally exercisable up to ten years from the date of grant.

There were no SARs granted during the fiscal years ended March 31, 2008, 2009 and 2010.  As of March 31, 2010, there were 91,750 SARs outstanding and the weighted-average exercise price was 7,742 yen.  All SARs were exercisable as of March 31, 2010.

The compensation expense for the SARs is measured as the excess of the quoted market price of Sony Corporation’s common stock over the SARs strike price.  SAR compensation expense for the fiscal years ended March 31, 2008, 2009, and 2010 was insignificant.

The stock-based compensation expense for the fiscal years ended March 31, 2008, 2009 and 2010 was 4,130 million yen, 3,446 million yen and 2,202 million yen, respectively.  The income tax benefit related to the stock-based compensation expense for the fiscal years ended March 31, 2008, 2009 and 2010 was 952 million yen, 543 million yen and 271 million yen, respectively.  The total cash received from exercises under all the stock-based compensation plans during the fiscal years ended March 31, 2008, 2009 and 2010 was 7,484 million yen, 378 million yen and 114 million yen, respectively.  Sony issued new shares upon exercise of these rights.  The actual income tax benefit realized for tax deductions from exercises under all the stock-based compensation plans for the fiscal years ended March 31, 2008, 2009 and 2010 totaled 318 million yen, 4 million yen and 7 million yen, respectively.

18.  Restructuring charges and asset impairments

As part of its effort to improve the performance of the various businesses, Sony has undertaken a number of restructuring initiatives.  Sony defines restructuring initiatives as activities initiated by Sony, such as exiting a business or product category or implementing a headcount reduction program, which are designed to generate a positive impact on future profitability.  For the fiscal years ended March 31, 2008, 2009 and 2010, Sony recorded total restructuring charges of 47,273 million yen, 75,390 million yen and 116,472 million yen, respectively.

Sony anticipates recording approximately 80 billion yen of restructuring charges for the fiscal year ending March 31, 2011.

The changes in the accrued restructuring charges for the fiscal years ended March 31, 2008, 2009 and 2010 are as follows:

	Yen in millions
	Employee termination benefits	Non-cash write-downs and disposals*	Other associated costs	Total

Balance at March 31, 2007	7,447	-	9,898	17,345
Restructuring costs	12,627	25,937	8,709	47,273
Non-cash charges	-	(25,937)	-	(25,937)
Cash payments	(8,339)	-	(11,926)	(20,265)
Adjustments	(842)	-	(1,012)	(1,854)
Balance at March 31, 2008	10,893	-	5,669	16,562
SME acquisition	8,980	-	2,637	11,617
Restructuring costs	56,385	10,182	8,823	75,390
Non-cash charges	-	(10,182)	-	(10,182)
Cash payments	(21,900)	-	(5,160)	(27,060)
Adjustments	(545)	-	(508)	(1,053)
Balance at March 31, 2009	53,813	-	11,461	65,274
Restructuring costs	65,133	31,928	19,411	116,472
Non-cash charges	-	(31,928)	-	(31,928)
Cash payments	(88,803)	-	(21,754)	(110,557)
Adjustments	(2,925)	-	(156)	(3,081)
Balance at March 31, 2010	27,218	-	8,962	36,180
* Significant asset impairments excluded from restructuring charges are described below.

At March 31, 2010, the accrual for other associated costs in the table above primarily relates to restructuring efforts in the Consumer Products & Devices segment.

The total amount of costs incurred in connection with these restructuring programs by segment for the fiscal years ended March 31, 2008, 2009 and 2010 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2008	2009	2010

Consumer Products & Devices	33,621	49,334	64,692
Networked Products & Services	890	3,062	3,682
B2B & Disc Manufacturing	273	5,275	5,428
Pictures	-	4,908	5,605
Music	813	6,337	5,225
Financial Services	-	789	5,078
All Other and Corporate	11,676	5,685	26,762
Total net charges	47,273	75,390	116,472

In addition to the restructuring charges in the tables above, Sony recorded in cost of sales 7,851 million yen of non-cash charges related to depreciation associated with restructured assets for the fiscal year ended March 31, 2010.  Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activity refers to the increase in depreciation expense caused by shortening the useful life or updating the salvage value of depreciable fixed assets to coincide with the end of production under an approved restructuring plan.  Any impairment of the asset is recognized immediately in the period.

Consumer Products & Devices segment

In an effort to improve the performance of the Consumer Products & Devices segment, Sony has undergone a number of restructuring efforts to reduce its operating costs.  These efforts included headcount reduction programs, initiatives to advance rationalization of manufacturing operations, shifting and aggregating manufacturing to low-cost areas, and utilizing the services of third-party original equipment and design manufacturers (OEMs and ODMs).  The restructuring charges of the Consumer Products & Devices segment in the tables above include non-cash inventory and long-lived asset write downs and disposals which represent a substantial majority of Sony’s total such charges.  Significant restructuring activities are as follows:

Retirement programs -

In an effort to improve the performance of the Consumer Products & Devices segment, Sony has undergone several headcount reduction programs to further reduce operating costs.  Through measures including the realignment of its manufacturing sites, a review of its development and design structure, and the streamlining of its sales and administrative functions, Sony has implemented and will continue a company-wide (including Headquarters) rationalization.  Sony intends to reallocate and optimize its workforce through programs including work reassignments and outplacements.  As a result of these measures, Sony recorded in the Consumer Products & Devices segment restructuring charges related mainly to employee termination benefits totaling 4,819 million yen, 37,931 million yen and 35,870 million yen for the fiscal years ended March 31, 2008, 2009 and 2010, respectively, in selling, general and administrative expenses in the consolidated statements of income.  These staff reductions were achieved worldwide mostly through the implementation of early retirement programs.  Sony will continue to implement programs to reduce headcount by streamlining business operations, including closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions.

Realignment of manufacturing operations in Japan -

During the fiscal year ended March 31, 2010, Sony implemented extensive measures to better compete in terms of speed to market and profitability, including the reevaluation of both its domestic and overseas manufacturing operations.  As part of this process, manufacturing operations in Japan for certain of its product categories were consolidated in order to increase their efficiency.

As a result of this realignment of manufacturing operations in Japan, restructuring charges for the closure of production facilities totaling 13,219 million yen consisted mainly of personnel related costs and the disposal or impairment of assets.  Of the total restructuring charges, 8,859 million yen for employee termination benefits was recorded in selling, general and administrative expense and 3,716 million yen for the disposal or impairment of assets was recorded in (gain) loss on sale, disposal or impairment of assets, net in the consolidated statements of income.  In addition to the restructuring charges, 5,622 million yen of non-cash charges related to depreciation associated with restructured assets were recorded in cost of sales in the consolidated statements of income as a result of this realignment of manufacturing operations in Japan.  At March 31, 2010, there was no material remaining liability.

Asset-impairment of TFT LCD related fixed assets -

In an effort to increase efficiency and strengthen operations in the small- and medium-sized TFT LCD business by consolidating manufacturing operations, Sony recorded 7,832 million yen for the impairment of TFT LCD related fixed assets for the fiscal year ended March 31, 2010.  These charges were recorded in (gain) loss on sale, disposal or impairment of assets, net in the consolidated statements of income.

Asset-impairment of OLED related equipment -

During the fiscal year ended March 31, 2010, Sony recorded 5,265 million yen for the impairment of OLED related equipment, which was rendered obsolete due to the utilization of an alternative technology in the manufacture of OLED products.  These charges were recorded in (gain) loss on sale, disposal or impairment of assets, net in the consolidated statements of income.

Termination of LCD rear-projection televisions operations -

During the fiscal year ended March 31, 2008, Sony continued the restructuring of its LCD rear-projection television business.  Due to the continued downsizing of the worldwide LCD rear-projection market, Sony made the decision to discontinue its worldwide LCD rear-projection television business during the fiscal year ended March 31, 2008.  Restructuring charges totaling 19,732 million yen, consisted mainly of inventory write downs and the disposal or impairment of assets, were recorded in the fiscal year ended March 31, 2008.  Of the total restructuring charges, 11,947 million yen was recorded in cost of sales and 6,730 million yen was recorded in (gain) loss on sale, disposal or impairment of assets, net in the consolidated statements of income.

During the fiscal year ended March 31, 2009, restructuring activities related to Sony's LCD rear-projection television business were nearly completed.  As of March 31, 2010 there was no material remaining liability.

Networked Products & Services and B2B & Disc Manufacturing segments

In an effort to improve the performance of the Networked Products & Services and B2B & Disc Manufacturing segments, Sony has undergone a number of restructuring efforts to reduce operating costs.

The resulting restructuring charges for these segments, included in the table above, were related mainly to employee termination benefits and included in selling, general and administrative expenses in the consolidated statements of income.

Pictures segment
In an effort to improve the performance of the Pictures segment, Sony has initiated a number of restructuring efforts beginning in the fiscal year ended March 31, 2009 to reduce the Pictures segment’s operating costs and to rationalize certain operations.  During the fiscal year ended March 31, 2010, Sony expanded the scope of its restructuring efforts.

Sony recorded total restructuring charges of 4,908 million yen for the fiscal year ended March 31, 2009.  These restructuring charges mainly consisted of personnel related costs. Sony recorded total restructuring charges of 5,605 million yen for the fiscal year ended March 31, 2010 which consisted of 4,319 million yen of personnel related costs, 539 million yen of lease and contract termination costs and 747 million yen of other exit costs.  For both fiscal years, substantially all of these charges were recorded in selling, general and administrative expense in the consolidated statements of income.  At March 31, 2010, the remaining liability balance was 5,218 million yen, the majority of which will be paid or settled over the next year.

Music segment
In an effort to improve the performance of the Music segment due to the continued contraction of the physical music market, Sony has undergone a number of restructuring efforts to reduce operating costs.

The resulting restructuring charges, included in the table above, were related mainly to employee termination benefits and included in selling, general and administrative expenses in the consolidated statements of income.

At March 31, 2010, the remaining liability balance was 6,745 million yen, the majority of which will be paid or settled over the next year.

Restructuring liabilities related to the SONY BMG acquisition -

As a result of the acquisition of SME, Sony reflected in its balance sheet 8,884 million yen of restructuring liabilities which related to restructuring activities undertaken by SME prior to Sony’s acquisition of Bertelsmann AG’s 50% ownership interest, but which had not yet been paid or settled by SME.  The restructuring liability relates to activities previously accrued by SONY BMG but which were unpaid as of the acquisition date representing severance costs of 6,517 million yen and lease, other contract termination and other exit costs of 2,367 million yen.  In connection with the acquisition, Sony also recorded additional restructuring accruals of 2,733 million yen, primarily related to Sony’s plans to consolidate certain SME operations with those of other Sony entities.  These restructuring accruals included severance benefits of 2,463 million yen and lease, other contract termination and other exit costs of 270 million yen.  During the fiscal year ended March 31, 2010, SME determined that certain of the restructuring activities identified at the time of the acquisition would not be implemented.  As a result, 1,557 million yen of this restructuring liability, primarily for severance benefits, was reversed and recorded as a reduction to the goodwill that was recorded in connection with the acquisition of SME.

Financial Services segment

In an effort to improve the performance of the Financial Services segment, Sony has undergone restructuring efforts to reduce operating costs.

During the fiscal year ended March 31, 2010, Sony recorded restructuring charges of 3,718 million yen in financial service expenses, and 1,360 million yen in (gain) loss on sale, disposal or impairment of assets, net in the consolidated statements of income.  These restructuring charges are related mainly to the realignment of credit financing operations and the disposal or impairment of assets.

At March 31, 2010, the remaining liability balance was 2,284 million yen, the majority of which will be paid or settled over the next year.

All Other and Corporate
Realignment of manufacturing operations in Japan -

During the fiscal year ended March 31, 2010, Sony implemented extensive measures to better compete in terms of speed to market and profitability, including the reevaluation of both its domestic and overseas manufacturing operations. As part of this process, mobile phone customer service and manufacturing operations in Japan were consolidated in order to establish an integrated operational structure from manufacturing through to customer service.

As a result of this realignment, restructuring charges for the closure of production facilities totaling 6,041 million yen were recorded, which consisted mainly of personnel related costs and the disposal or impairment of assets.  Of the total restructuring charges, 4,900 million yen for employee termination benefits was recorded in selling, general and administrative expense, and 862 million yen for the disposal or impairment of assets was recorded in (gain) loss on sale, disposal or impairment of assets, net in the consolidated statements of income.  In addition to the restructuring charges, 553 million yen of non-cash charges related to depreciation associated with restructured assets were recorded in cost of sales in the consolidated statements of income.  At March 31, 2010, there was no material remaining liability.

Withdrawal from property lease contract -

During the fiscal year ended March 31, 2010, Sony withdrew from the property management operation of an entertainment complex in Japan and terminated the property lease contract.  Sony recorded 6,495 million yen of termination payments in cost of sales in the consolidated statements of income.  At March 31, 2010, there was no remaining liability.

Corporate restructuring charges related to headquarters -

During the fiscal year ended March 31, 2010, Sony has undergone headquarters restructuring activities.  As a result, 5,897 million yen for employee termination benefits were recorded in selling, general and administrative expense in the consolidated statements of income for the fiscal year ended March 31, 2010.  At March 31, 2010, there was no remaining liability.

Other asset impairment information
Sony recorded a 27,100 million yen impairment charge, included within the Consumer Products & Devices segment, related to the LCD TV assets group in the fiscal year ended March 31, 2010.  The impairment charge primarily reflects a decrease in the estimated fair value of property, plant and equipment and certain intangible assets.  During the fourth quarter of the fiscal year ended March 31, 2010, management updated its strategic plans, which resulted in decreases in the assets’ estimated service periods and corresponding estimated future cash flows leading to the impairment charge.  Sony has excluded this loss on impairment from restructuring charges as it is not directly related to Sony’s ongoing restructuring initiatives.

19.  Research and development costs, advertising costs and shipping and handling costs

(1)  Research and development costs:

Research and development costs charged to cost of sales for the fiscal years ended March 31, 2008, 2009 and 2010 were 520,568 million yen, 497,297 million yen and 432,001 million yen, respectively.

(2)  Advertising costs:

Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2008, 2009 and 2010 were 468,674 million yen, 436,412 million yen and 383,540 million yen, respectively.

(3)  Shipping and handling costs:

Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2008, 2009 and 2010 were 136,506 million yen, 120,175 million yen and 83,622 million yen, respectively, which included the internal transportation costs of finished goods.

20.	Significant transactions

(1)	Gain on initial public offering of Sony Financial Holdings

In October 2007, Sony Financial Holdings Inc. issued 75,000 shares at 384,000 yen per share with a total value of 28,800 million yen in connection with its initial public offering.  Sony Corporation sold 725,000 shares of Sony Financial Holdings Inc., at 384,000 yen per share with a total value of 278,400 million yen. In November 2007, Sony Corporation sold 70,000 shares of Sony Financial Holdings Inc., at 384,000 yen per share with a total value of 26,880 million yen. As a result of these transactions, Sony recorded a 7,010 million yen gain on issuance of stock by Sony Financial Holdings Inc. and provided deferred taxes on this gain. In addition, Sony recorded a 74,030 million yen gain on the sale of its shares of Sony Financial Holdings Inc. These transactions reduced Sony’s ownership interest from 100% to 60.0%.
The total gain of 81,040 million was recorded in other income due to the nature of the transaction. Those transactions were not part of a broader corporate reorganization and the reacquisition of such shares was not contemplated at the time of issuance.

(2)	Other significant transactions

During the fiscal years ended March 31 2008 and 2009, Sony sold portions of the site of its former headquarters and recorded gains of 60,683 million yen and 3,810 million yen, respectively.

In March 2008, Sony sold a portion of its semiconductor operations in Nagasaki, Japan, including machinery and equipment for 90,868 million yen and recorded a gain of 15,600 million yen. Concurrent with the sale, Sony and the purchaser formed a joint venture which is accounted for under the equity method. The joint venture commenced operations on April 1, 2008 to produce semiconductors with the above-mentioned production equipment made available to the joint venture by the purchaser. During the fiscal year ended March 31 2009 and 2010, Sony received rental payments of 2,834 million yen and 1,236 million yen from the joint venture related to the facility where the production equipment was located.
In March 2008, Sony sold the urban entertainment complex “The Sony Center am Potsdamer Plats” in Berlin, Germany for 81,962 million yen and recorded a gain of 10,008 million yen, of which 66,389 million yen was received in March 2008 and the remaining 15,573 million yen was received in March 2009.

In April 2009, Sony sold a portion of its investment in Game Show Network, LLC, a U.S. cable network, which is included in the Pictures segment. The sale resulted in cash proceeds of 8,831 million yen and a gain of 8,322 million yen for the fiscal year ended March 31, 2010.

In March 2010, Sony sold a portion of its investment and certain ancillary rights, which is included in the Pictures segment, in its HBO Latin America joint venture, which owns and operates certain premium pay television businesses in Latin America, to the venture’s majority shareholder (“Majority Shareholder”). Sony accounted for this sale in accordance with the accounting guidance for transfers and servicing. Prior to this transaction, Sony owned approximately 29% of this joint venture, which was accounted for under the equity method, and, as a result of this transaction, Sony owns approximately 8% of this joint venture (the “Retained Interest”), which is accounted for under the cost method.

As consideration for the transaction, Sony received cash proceeds of 19,424 million yen and received a put option valued at 1,371 million yen. Under the put option, Sony can require the Majority Shareholder to purchase the Retained Interest at anytime for a period of 10 years starting March 2010. The exercise price of the put option is 5,798 million yen and escalates 5% per year during the first five years. Thereafter, the exercise price of the put option is based on the fair value of the Retained Interest. The sale resulted in a gain of 18,035 million yen for the fiscal year ended March 31, 2010. After the closing of the sale, the parties submitted a nonsuspensory filing to the Brazilian competition authority. In the event the Brazilian competition authority does not approve the sale, the sale of the Brazil portion of the investment could be subject to rescission, in which case approximately 40% of the purchase price, and the corresponding gain, could be subject to rescission. As of May 31, 2010, the Brazilian competition authority has not approved the filing.

In January 2010, in a separate transaction, Sony sold its entire investment, which was included in the Pictures segment, in its HBO Central Europe joint venture, which owns and operates a premium pay television business in Central Europe, to an affiliate of the Majority Shareholder. The sale resulted in cash proceeds of 7,660 million yen and a gain of 3,957 million yen for the fiscal year ended March 31, 2010.

The above mentioned transactions were recorded in (gain) loss on sale, disposal or impairment of assets, net due to either the nature of the transaction or in consideration of factors including the relationship to Sony’s core operations.

21.	Income taxes

Domestic and foreign components of income (loss) before income taxes and the provision for current and deferred income taxes attributable to such income are summarized as follows:

	Yen in millions
	Fiscal year ended March 31
	2008	2009	2010

Income (loss) before income taxes:
Sony Corporation and subsidiaries in Japan	455,171	(4,453)	45,290
Foreign subsidiaries	111,963	(170,502)	(18,378)

	567,134	(174,955)	26,912

Income taxes - Current:
Sony Corporation and subsidiaries in Japan	76,127	34,631	42,723
Foreign subsidiaries	107,311	45,890	5,975

	183,438	80,521	48,698
Income taxes - Deferred:
Sony Corporation and subsidiaries in Japan	53,124	(105,211)	(25,589)
Foreign subsidiaries	(33,084)	(48,051)	(9,151)

	20,040	(153,262)	(34,740)

Total income tax expense (benefit)	203,478	(72,741)	13,958

 A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

	Fiscal year ended March 31
	2008	2009	2010

Statutory tax rate	41.0%	(41.0)%	41.0%

Non-deductible expenses	0.7	1.9	10.3
Income tax credits	(5.1)	11.4	(18.0)
Change in valuation allowances	(3.5)	12.9	4.7
Change in deferred tax liabilities on undistributed earnings of foreign subsidiaries and corporate joint ventures	2.4	(31.8)	5.8
Lower tax rate applied to life and non-life insurance business in Japan	(0.2)	0.8	(30.3)
Foreign income tax differential	(2.1)	0.5	(17.6)
Adjustments to tax accruals and reserves	0.2	(7.3)	16.2
Effect of equity in net income (loss) of affiliated companies	(7.3)	5.9	46.0
Capital gains on the sale of shares of Sony Financial Holdings, Inc.	6.7	-	-
Other	3.1	5.1	(6.2)

Effective income tax rate	35.9%	(41.6)%	51.9%

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2009	2010
Deferred tax assets:
Operating loss carryforwards for tax purposes	191,632	242,172
Accrued pension and severance costs	158,539	130,508
Film costs	28,787	22,683
Warranty reserves and accrued expenses	67,225	74,528
Future insurance policy benefits	23,387	21,810
Accrued bonus	18,759	22,764
Inventory	40,741	31,608
Depreciation	35,044	37,553
Tax credit carryforwards	46,595	70,737
Reserve for doubtful accounts	7,696	9,243
Impairment of investments	35,451	42,948
Deferred revenue in the Pictures segment	18,503	17,579
Other	157,023	136,363
Gross deferred tax assets	829,382	860,496
Less: Valuation allowance	(117,204)	(117,486)
Total deferred tax assets	712,178	743,010

Deferred tax liabilities:
Insurance acquisition costs	(144,989)	(151,548)
Unbilled accounts receivable in the Pictures segment	(44,385)	(42,421)
Unrealized gains on securities	(17,482)	(38,792)
Intangible assets acquired through stock exchange offerings	(32,941)	(32,456)
Undistributed earnings of foreign subsidiaries and corporate joint ventures	(40,936)	(44,717)
Other	(100,672)	(96,674)
Gross deferred tax liabilities	(381,405)	(406,608)

Net deferred tax assets	330,773	336,402

The valuation allowance mainly relates to deferred tax assets of certain consolidated subsidiaries with operating loss carryforwards and tax credit carryforwards for tax purposes that are not more-likely-than-not to be realized.  The net changes in the total valuation allowance were a decrease of 57,817 million yen for the fiscal year ended March 31, 2008, an increase of 21,197 million yen for the fiscal year ended March 31, 2009 and an increase of 282 million yen for the fiscal year ended March 31, 2010, respectively.  The decrease during the fiscal year ended March 31, 2008 was a result of improved and sustainable profitability at entities in certain tax jurisdictions where the deferred tax assets are now considered more likely than not to be realized.  The increase during the fiscal year ended March 31, 2009 and 2010 was a result of additional valuation allowances recorded on deferred tax assets for net operating loss carryforwards and tax credit carryfowards at certain subsidiaries.

As a result of losses incurred in recent years, Sony Computer Entertainment America Inc. (“SCEA”), Sony Computer Entertainment Europe Limited (“SCEE”) and Sony United Kingdom Ltd. (“SUKL”) are each in a three year cumulative pre-tax loss position.  On April 1, 2010, as a part of the business restructuring and formation of a new business unit, Sony Computer Entertainment Inc. (“SCEI”) contributed its game business to a new company and the remainder of SCEI, including the network assets, was merged into Sony Corporation.  Immediately following the Japan restructuring, SCEA was merged into a new entity, a subsidiary of Sony’s U.S. holding company, Sony Americas Holding Inc (“SAHI”).  As a consequence of these reorganizations, the deferred tax assets of SCEI and SCEA are evaluated in the context of the new structure.  A cumulative loss position is considered significant negative evidence in assessing the realizability of a deferred tax asset.  Sony has concluded that there is sufficient positive evidence to overcome this negative evidence when considering both the reorganization on April 1, 2010 and the use of tax planning strategies.  The tax planning strategies include transactions among certain businesses with historically strong earnings and the loss businesses as well as the sales of certain assets that could realize the excess of appreciated value over the tax basis of those assets.  Sony believes that the tax planning strategies coupled with future earnings forecasts of the historically profitable entities would produce sufficient taxable income in the legal entities in the future to fully realize the deferred tax assets at March 31, 2010 (in the U.S., the U.K. and Japan), notwithstanding that some of the expected profitable businesses incurred losses in the fiscal year ended March 31, 2010, as a result of the dramatic changes in worldwide economic conditions, the strengthening of the yen, and restructuring actions undertaken by Sony.  Accordingly, no valuation allowance has been recorded for these entities at March 31, 2010.

Net deferred tax assets are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31
	2009	2010

Current assets - Deferred income taxes	189,703	197,598
Other assets - Deferred income taxes	359,050	403,537
Current liabilities - Other	(29,621)	(28,212)
Long-term liabilities - Deferred income taxes	(188,359)	(236,521)

Net deferred tax assets	330,773	336,402

At March 31, 2010, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries and corporate joint ventures not expected to be remitted in the foreseeable future totaling 1,191,396 million yen, and on the gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on possible future disposition of its investment based on its tax planning strategies.  The unrecognized deferred tax liabilities as of March 31, 2010 for such temporary differences can not be determined.

At March 31, 2010, Sony has operating loss carryforwards for tax purposes, the tax effect of which totaled 242,172 million yen, which will be available as an offset against future taxable income on tax returns to be filed in various tax jurisdictions.  With the exception of 40,367 million yen with no expiration period, substantially all of the total operating loss carryforwards expire at various periods between the fiscal years ended March 31, 2011 and 2017, and the remaining amounts expire in periods up to 20 years depending on the jurisdiction.

Tax credit carryforwards for tax purposes at March 31, 2010 amounted to 70,737 million yen.  With the exception of 7,312 million yen with no expiration period, total available tax credit carryforwards expire at various dates primarily up to 10 years.

A reconciliation of the beginning and ending gross amounts of unrecognized tax benefits is as follows:

	Yen in millions
	March 31
	2008	2009	2010

Balance at beginning of the fiscal year	223,857	282,098	276,627
Reductions for tax positions of prior years	(51,669)	(23,585)	(38,450)
Additions for tax positions of prior years	74,809	11,164	4,816
Additions based on tax positions related to the current year	73,940	68,848	10,873
Settlements	(9,344)	(13,267)	(5,921)
Lapse in statute of limitations	(1,969)	(921)	(1,506)
Foreign currency translation adjustments	(27,526)	(47,710)	(17,211)
Balance at end of the fiscal year	282,098	276,627	229,228

Total net amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	107,437	72,008	76,125

The major changes in the total gross amount of unrecognized tax benefit balances relate to the Bilateral Advance Pricing Agreements (“APAs”) filed for certain subsidiaries in the Consumer Products & Devices, Networked Products & Services and B2B & Disc Manufacturing segments with respect to their intercompany cross-border transactions.  These APAs include agreements between Sony and two domestic or foreign taxing authorities under the authority of the mutual agreement procedure specified in income tax treaties.  Because these are government to government negotiations, it is reasonably possible that the final outcomes of the agreements may differ from Sony’s current assessment of the more-likely-than-not outcomes of such agreements.

During the fiscal year ended March 31, 2008, Sony recorded 260 million yen of interest expense and reversed 204 million yen of penalties.

During the fiscal year ended March 31, 2009, Sony reversed 1,956 million yen of interest expense and 389 million yen of penalties.  At March 31, 2009, Sony has recorded liabilities of 6,204 million yen and 3,103 million yen for the payments of interest and penalties, respectively.

During the fiscal year ended March 31, 2010, Sony recorded 4,707 million yen of interest expense and 1,565 million yen of penalties.  At March 31, 2010, Sony had recorded liabilities of 10,911 million yen and 4,668 million yen for the payments of interest and penalties, respectively.

Sony operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited by both Japanese and foreign taxing authorities.  As a result of audit settlements, the conclusion of current examinations, the expiration of the statute of limitations in several jurisdictions and other reevaluations of Sony’s tax positions, it is expected that the amount of unrecognized tax benefits will change in the next twelve months; however, Sony does not expect that change to have a significant impact on Sony’s financial position or results of operations.

Sony remains subject to examinations by Japanese taxing authorities for tax years from 2003 through 2009, and by the U.S. and other foreign taxing authorities for tax years from 1998 through 2009.

22.  Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2008, 2009 and 2010 is as follows:
	Yen in millions
	Fiscal year ended March 31
	2008	2009	2010
Net income (loss) attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	369,435	(98,938)	(40,802)

	Thousands of shares

Weighted-average shares outstanding	1,003,001	1,003,499	1,003,520
Effect of dilutive securities:
Warrants and stock acquisition rights	2,944	-	-
Convertible bonds	46,267	-	-
Weighted-average shares for diluted EPS computation	1,052,212	1,003,499	1,003,520

	Yen

Basic EPS	368.33	(98.59)	(40.66)

Diluted EPS	351.10	(98.59)	(40.66)

Potential shares of common stock upon the exercise of warrants and stock acquisition rights, which were excluded from the computation of diluted EPS for the fiscal years ended March 31, 2008, 2009 and 2010 were 9,542 thousand shares, 13,553 thousand shares and 17,600 thousand shares, respectively.  The potential shares were excluded as anti-dilutive in the fiscal year ended March 31, 2008 as the exercise price for those shares was in excess of the average market value of Sony’s common stock during the fiscal year, and the potential shares were excluded as anti-dilutive for those fiscal years ended March 31, 2009 and 2010 due to Sony incurring a net loss attributable to its stockholders for those fiscal years.

23.  Variable interest entities

Sony has, from time to time, entered into various arrangements with variable interest entities (“VIEs”).  These arrangements include facilities which provide for the leasing of certain property, the financing of film production, the U.S. based music publishing business, several joint ventures in the recorded music business and the outsourcing of manufacturing operations.  For the VIEs that are described below, it has been determined that Sony is the primary beneficiary and, accordingly, these VIEs are consolidated by Sony.

Sony leases the headquarters of its U.S. subsidiary from a VIE.  In December 2008, Sony renewed its option under the lease agreement and extended the term of the lease until December 2015.  At the end of the lease term, Sony has agreed to either renew the lease, purchase the building or remarket it to a third party on behalf of the owner.  Under the lease, Sony has provided a minimum guarantee to the VIE that if the sales price is less than 255 million U.S. dollars, Sony is obligated to make up the lesser of the shortfall or 214 million U.S. dollars.  As a result of the minimum guarantee, it was determined that Sony absorbs the majority of the expected losses and is therefore the primary beneficiary.  Sony has not provided any additional support to the VIE other than its contractually obligated lease payments.  Sony has the option to purchase the building at any time during the lease term for 255 million U.S. dollars.  The debt held by the VIE is unsecured and there is no recourse to the creditors outside of Sony.  The assets of the VIE are not available to settle the obligations of Sony.  At March 31, 2010, the VIE had property, plant and equipment of 16,979 million yen and long-term debt of 23,725 million yen which were included in Sony’s balance sheet.

Sony’s U.S. based music publishing subsidiary is a joint venture with a third party investor and has been determined to be a VIE.  The subsidiary owns and acquires rights to musical compositions, exploits and markets these compositions and receives royalties or fees for their use.  Under the terms of the joint venture, Sony has the obligation to fund any working capital deficits as well as any acquisition of music publishing rights made by the joint venture.  In addition, the third party investor receives a guaranteed annual dividend of up to 11 million U.S. dollars through September 30, 2011.  As a result of its obligation to provide funding to the joint venture, Sony absorbs the majority of the expected losses and is therefore the primary beneficiary of the VIE.   The assets of the music publishing subsidiary are not available to settle the obligations of Sony.  At March 31, 2010, the assets and liabilities of the VIE that were included in Sony’s balance sheet were as follows:

Yen in millions
Assets:
Cash and cash equivalents	5,166
Account receivables, net	223
Other current assets	26,643
Property, plant and equipment, net	968
Intangibles, net	67,292
Goodwill	14,266
Other non-current assets	9,283
Total assets	123,841

Liabilities:
Accounts payable and accrued expenses	40,527
Other current liabilities	6,577
Other non-current liabilities	1,088
Total liabilities	48,192

In connection with the December 2007 refinancing of the third party investor’s debt obligations, Sony has issued a guarantee to a creditor of the third party investor in which Sony will provide a minimum offer of 300 million U.S. dollars to the creditor to purchase certain assets that are being held as collateral by the creditor against the obligation of the third party investor.  The assets of the third party investor that are being used as collateral were placed in a separate trust which was established in December 2007.  The trust is also a VIE in which Sony has had significant variable interests since establishment, but is not the primary beneficiary.  The assets held by the trust consist of the third party investor's 50% ownership interest in the music publishing subsidiary.  At March 31, 2010, the fair value of the assets held by the trust exceeded 300 million U.S. dollars.

Sony’s U.S. subsidiary that is engaged in the recorded music business has entered into several joint ventures with companies involved in the production and creation of recorded music.  Sony has reviewed these joint ventures and determined that they are VIEs.  As Sony is responsible for providing funding to these VIEs, and in most cases absorbs all losses until the VIE becomes profitable, it has been determined that Sony is the primary beneficiary of these VIEs.  The assets of these VIEs are not available to settle the obligations of Sony.  On an aggregate basis, the total assets and liabilities for these entities at March 31, 2010 were 14,507 million yen and 2,482 million yen, respectively.

VIEs in which Sony holds a significant variable interest, but is not the primary beneficiary are described as follows:

A subsidiary in the Pictures segment entered into a joint venture agreement with a VIE to acquire the international distribution rights, as defined, to 12 pictures. The subsidiary is required to distribute the product internationally, for contractually defined fees determined as percentages of gross receipts and is responsible for all distribution and marketing expenses, which are recouped from such distribution fees, each as defined. The VIE was capitalized with total financing of 406 million U.S. dollars. Of this amount, 11 million U.S. dollars was contributed by the subsidiary, 95 million U.S. dollars was provided by unrelated third party investors and the remaining funding was provided through a 300 million U.S. dollar bank credit facility. Under the agreement, the subsidiary’s 11 million U.S. dollars equity investment is the last equity to be repaid.  Based on the factors above, it was previously determined that the subsidiary was the primary beneficiary as it was projected to absorb the majority of the losses or residual returns.  As of March 31, 2009, the bank credit facility had been terminated and the third party investors have been repaid their 95 million U.S. dollar investment.  On May 11, 2009, the subsidiary repurchased from the VIE the international distribution rights to the 12 pictures and the VIE received a participation interest in these films on identical financial terms to those described above.  As a result of repurchasing the international distribution rights from the VIE, Sony determined that the subsidiary is no longer the primary beneficiary as it is not projected to absorb the majority of the losses or residual returns of the VIE.  No gain or loss was recognized by the subsidiary on the deconsolidation of the VIE.  As of March 31, 2010, the subsidiary’s balance sheet includes 316 million yen of film costs related to the international distribution rights acquired from the VIE and 1,647 million yen of participation liabilities due to the VIE.

A subsidiary in the Pictures segment entered into two separate production/co-financing agreements with VIEs to co-finance 19 films that were released over the 31 months ended July 31, 2008. The subsidiary received 568 million U.S. dollars over the term of the agreements to fund the production or acquisition cost of films (including fees and expenses).  Additionally, on January 19, 2007, the subsidiary entered into a third production/co-financing agreement with another VIE to co-finance a majority of the films to be submitted through March 2012. The subsidiary has received a commitment from the third VIE that it will fund up to 525 million U.S. dollars on a revolving basis to fund the production or acquisition cost of films (including fees and expenses).  As of March 31, 2010, 14 films of the subsidiary have been released and approximately 392 million U.S. dollars have been funded by the third VIE.  Under all three agreements, the subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIEs share in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third party participation and residual costs, each as defined. As the subsidiary did not make any equity investment in these three VIEs nor issue any guarantees with respect to the VIEs, the subsidiary does not absorb the majority of the losses or residual returns, and therefore does not qualify as the primary beneficiary for any of the VIEs.  As of March 31, 2010, there are no amounts recorded on the subsidiary’s balance sheet that relate to any of the VIEs other than the investors’ earned but unpaid share of the films’ net profits, as defined.

In January 2010, Sony sold 90% of its interest in a Mexican subsidiary which primarily manufactured LCD televisions, as well as other assets including machinery and equipment of 4,520 million yen and inventory of 5,619 million yen, to a contract manufacturer.  The continuing entity, which will perform this manufacturing going forward, was determined to be a VIE as it is thinly capitalized and dependent on funding from the parent entity.  Sony was not considered to be the primary beneficiary as it is not expected to absorb the majority of the expected losses of the entity.  In connection with the sale of Sony’s controlling interest in the subsidiary, Sony received 11,189 million yen and recorded a loss of 1,664 million yen during the fiscal year ended March 31, 2010.  Concurrent with the sale, Sony entered into an agreement with the VIE and its parent company in which Sony agreed to purchase a significant share of the LCD televisions that Sony sells in certain markets, including the U.S. market.  As of March 31, 2010, the amounts recorded on Sony’s balance sheet that relate to the VIE include accounts receivable-non trade of 6,991 million yen and accounts payable, trade of 30,263 million yen.  Sony’s maximum exposure to losses is considered insignificant.

24.  Acquisitions

(1)  SONY BMG Acquisition

On October 1, 2008, Sony completed the acquisition of Bertelsmann AG's 50% equity interest in SONY BMG, a global entertainment company engaged primarily in the development, production and distribution of recorded music, in all commercial formats and musical genres.

SONY BMG was a 50/50 joint venture between Sony and Bertelsmann AG originally created in August 2004.  Prior to this acquisition, Sony’s 50% equity interest was accounted for under the equity method of accounting through September 30, 2008.  As a result of Sony’s acquisition of Bertelsmann AG’s 50% interest, SONY BMG, which has been renamed Sony Music Entertainment, became a wholly owned subsidiary of Sony and the results of SONY BMG were consolidated by Sony beginning October 1, 2008.

This acquisition allows Sony to achieve a deeper and more robust integration between the wide-ranging global assets of the recorded music company and Sony’s products, operating companies and affiliates.  Ultimately, this acquisition is expected to further Sony’s goal of offering a total entertainment experience to consumers.

Bertelsmann AG’s 50% interest in SONY BMG was acquired for 97,424 million yen, consisting of cash consideration of 95,410 million yen and transaction costs of 2,014 million yen.  The acquisition was funded through a 63,606 million yen cash payment from Sony and a 31,803 million yen cash payment from SONY BMG, which represented Sony’s share of SONY BMG’s cash balance.  Bertelsmann AG received an additional 31,803 million yen in cash from SONY BMG for its share of SONY BMG’s cash balance, resulting in total cash receipts to Bertelsmann AG of 127,213 million yen.

As of October 1, 2008, Sony consolidated all of the assets and liabilities of SONY BMG.  Sony’s 50% share of the assets and liabilities of SONY BMG were recorded at their historical carryover basis while the 50% share of the assets and liabilities acquired from Bertelsmann AG were recorded at fair value.

During the finalization of the purchase price adjustments, certain adjustments were made to the allocation of the purchase price for the acquired assets and liabilities of SONY BMG to reflect the changes in the value of certain assets and liabilities.  These changes resulted in a 8,649 million yen decrease in the goodwill recognized from the acquisition of Bertelsmann AG’s 50% interest in SONY BMG.  These adjustments were primarily reflected as an increase in deferred tax assets as a result of modifications to various pre-merger tax estimates as well as decreases in acquired liabilities as certain restructuring activities that were identified at the time of the acquisition will not be implemented.

The following table summarizes the preliminary values assigned to the assets and liabilities that were recorded for SONY BMG, including net assets at historical carryover basis, as well as the adjustments described above:

	Yen in millions
	Assets and liabilities recorded at the historical carryover basis	Acquired assets and liabilities recorded at fair value	Total (as of October 1, 2008)	Adjustments	Total (after adjustments)

Notes and accounts receivable, net	28,835	28,835	57,670		57,670
Capitalized artist advances - short-term	11,979	11,979	23,958		23,958
Other current assets	33,711	25,443	59,154	(531)	58,623
Capitalized artist advances - long-term	8,587	8,587	17,174		17,174
Intangibles, net	12,827	96,258	109,085		109,085
Goodwill	30,319	72,935	103,254	(8,649)	94,605
Other noncurrent assets	14,418	15,159	29,577	7,716	37,293
Total assets	140,676	259,196	399,872	(1,464)	398,408

Accrued royalties	66,151	66,044	132,195		132,195
Other current liabilities	60,744	64,879	125,623	(1,464)	124,159
Accrued pension and severance costs	11,661	11,767	23,428		23,428
Other noncurrent liabilities	8,057	19,082	27,139		27,139
Total liabilities	146,613	161,772	308,385	(1,464)	306,921
Net assets recorded for SONY BMG	(5,937)	97,424	91,487	-	91,487

No amounts were allocated to in-process research and development in this acquisition.  Goodwill represents the excess of the purchase price over the estimated fair value of the net tangible and intangible assets acquired and is not deductible for tax purposes.  The goodwill recorded in connection with this acquisition is included in the Music segment.  Prior to the acquisition, both Sony and Bertelsmann AG had provided certain services to SONY BMG including manufacturing and distribution services, the leasing of office space and the licensing of the Sony and Bertelsmann AG brands.  It was determined that the acquisition of Bertelsmann AG’s interest did not result in a settlement gain or loss as a result of these pre-existing relationships.

The intangible assets are comprised of the following:

	Yen in millions			Years
	Intangibles recorded at the historical carryover basis	Acquired intangibles recorded at fair value	Total	Weighted-average amortization period
Intangibles subject to amortization, net
Music catalogs	10,283	77,706	87,989	25
Artist contracts	2,014	15,160	17,174	10
Other	530	3,392	3,922	5
Total intangibles	12,827	96,258	109,085	22

The results of operations for SONY BMG are included in the Music segment beginning October 1, 2008.  The following unaudited supplemental pro forma financial information presents the combined results of operations of Sony and SONY BMG as though the acquisition had occurred as of the beginning of the years ended March 31, 2008 and 2009:

	Yen in millions, except per share data
	Fiscal Year Ended March 31
	2008	2009
	(Unaudited)

Net sales	8,629,416	7,266,265
Operating income (loss)	489,653	(234,724)
Net income (loss) attributable to Sony Corporation’s stockholders	372,623	(104,614)

Basic EPS	371.51	(104.25)
Diluted EPS	354.13	(104.25)

The unaudited supplemental pro forma financial information is based on estimates and assumptions, which Sony believes are reasonable and is not intended to represent or be indicative of what Sony’s consolidated net income (loss) attributable to Sony Corporation’s stockholders would have been had the acquisition been completed at the beginning of each of these periods and should not be taken as indicative of Sony’s future consolidated net income (loss) attributable to Sony Corporation’s stockholders.  The unaudited supplemental pro forma financial information includes incremental intangible asset amortization, interest costs and other charges as a result of the acquisition, net of the related tax effects.

(2)  Other acquisitions

During the fiscal year ended March 31, 2009, Sony completed certain other acquisitions for total consideration of 95,458 million yen which was paid primarily in cash and included:
-
Gracenote, a global leader in technology and services for digital media identification, enrichment, and recommendation.  Sony acquired Gracenote for 27,521 million yen, consisting of a cash payment of 27,108 million yen and transaction costs of 413 million yen; and

-
2waytraffic N.V. (“2waytraffic”), a Dutch entertainment company engaged primarily in creating, producing, licensing and distributing light entertainment content across television, mobile and digital platforms.  Sony acquired 2waytraffic for 38,176 million yen, consisting of a cash payment of 24,369 million yen, assumption of 2waytraffic's third-party debt of 12,519 million yen and transaction costs of 1,288 million yen.

As a result of Sony’s acquisition of Gracenote, 2waytraffic, and other businesses, Sony recorded 61,614 million yen of goodwill and 32,977 million yen of intangible assets.

During the fiscal year ended March 31, 2010, Sony completed certain acquisitions for total consideration of 17,616 million yen which was paid primarily in cash of which 1,420 million yen was contingent consideration and subject to future change.  As a result of the acquisitions, Sony recorded 13,425 million yen of goodwill and 3,708 million yen of intangible assets.

No significant amounts have been allocated to in-process research and development and all of the entities described above have been consolidated into Sony’s results of operations since their respective acquisition dates.

Pro forma results of operations have not been presented because the effects of Gracenote, 2waytraffic, and the other acquisitions, individually and in aggregate, were not material, as were the acquisitions in the fiscal years ended March 31, 2008.

25.   Collaborative arrangements

Sony has entered into collaborative arrangements, through a subsidiary in the Pictures segment, with one or more active participants to jointly finance, produce and/or distribute motion picture or television product under which both the subsidiary and the other active participants share in the risks and rewards of ownership.  These arrangements are referred to as co-production and distribution arrangements.

Sony typically records an asset for only the portion of the motion picture or television product it owns and finances.  Sony and the other participants typically distribute the product in different media or markets.  Revenues earned and expenses incurred for the media or markets in which Sony distributes the product are typically recorded on a gross basis.  Sony typically does not record revenues earned and expenses incurred when the other participants distribute the product.  Sony and the other participants typically share in the profits from the distribution of the product in all media or markets.  For motion picture product, if Sony is a net receiver of (1) Sony’s share of the profits from the media or markets distributed by the other participant less (2) the other participants’ share of the profits from the media or markets distributed by Sony then the net amount is recorded as net sales.  If Sony is a net payer then the net amount is recorded in cost of sales.  For television product, Sony records its share of the profits from the media or markets distributed by the other participants as sales, and the other participants’ share of the profits from the media or markets distributed by Sony as cost of sales.

For the years ended March 31, 2008, 2009 and 2010, 4,353 million yen, 4,414 million yen and 4,687 million yen, respectively, were recorded as cost of sales for amounts owed to the other participants and 7,510 million yen, 4,600 million yen and 9,936 million yen, respectively, were recorded as net sales for amounts due from the other participants in these collaborative arrangements.

26.  Commitments and contingent liabilities

(1)  Commitments:

A. Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts.  As of March 31, 2010, the total unused portion of the line of credit extended under these contracts was 176,591 million yen.  The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

B. Purchase commitments and other

Purchase commitments and other outstanding at March 31, 2010 amounted to 305,089 million yen.  The major components of these commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment.  As of March 31, 2010, such commitments outstanding were 33,008 million yen.
Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of films and television programming as well as agreements with third parties to acquire completed films, or certain rights thereon, and to acquire the rights to broadcast certain live action sporting events.  These agreements cover various periods mainly within 5 years.  As of March 31, 2010, these subsidiaries were committed to make payments under such contracts of 130,021 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos.  These contracts cover various periods mainly within 5 years.  As of March 31, 2010, these subsidiaries were committed to make payments of 44,443 million yen under such long-term contracts.

The schedule of the aggregate amounts of year-by-year payment of purchase commitments during the next five years and thereafter is as follows:

Fiscal year ending March 31	Yen in millions

2011	133,681
2012	50,490
2013	34,768
2014	29,493
2015	23,509
Later years	33,148
Total	305,089

(2)  Contingent liabilities:

Sony had contingent liabilities including guarantees given in the ordinary course of business, which amounted to 82,376 million yen at March 31, 2010.  The major components of the contingent liabilities are as follows:

As discussed in Note 23, Sony has issued a guarantee to a creditor of the third party investor pursuant to which Sony will provide a minimum offer of 300 million U.S. dollars to the creditor to purchase certain assets that are being held as collateral by the third party creditor against the obligation of the third party investor.  At March 31, 2010, the fair value of the collateral exceeded 300 million U.S. dollars.

During the fiscal year ended March 31, 2010, Sony agreed to guarantee a portion of Sony Ericsson’s debt and its facilities up to a maximum of 250 million euros.  At March 31, 2010, Sony has guaranteed 18,738 million yen (150 million euros) for a portion of Sony Ericsson’s debt under this arrangement.  These guarantees expire by March 2012.

Sony is subject to laws and regulations in various countries that make producers of electrical goods financially responsible for collection, recycling, treatment and disposal of past and future covered products. For example, the Waste Electrical and Electronic Equipment ("WEEE") directive, issued in February 2003, requires electronics producers to finance the cost for collection, treatment, recovery and safe disposal of waste products. In most member states of the European Union ("EU"), the directive has been transposed into national legislation subject to which Sony recognizes the liability for obligations associated with WEEE.  As of the fiscal year ended March 31, 2010, the accrued amounts in respect to the above mentioned WEEE are not significant.

Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in pending legal and regulatory proceedings.  However, based upon the information currently available to Sony and its legal counsel, the management of Sony believes that the outcome from such legal and regulatory proceedings would not have a material effect on Sony's consolidated financial statements.

The changes in product warranty liability for the fiscal years ended March 31, 2008, 2009 and 2010 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2008	2009	2010

Balance at beginning of the fiscal year	55,304	59,748	57,922
Additional liabilities for warranties	66,723	60,845	46,686
Settlements (in cash or in kind)	(58,365)	(54,498)	(45,218)
Changes in estimate for pre-existing warranty reserve	(63)	(2,042)	(7,649)
Translation adjustment	(3,851)	(6,131)	(885)
Balance at end of the fiscal year	59,748	57,922	50,856

27.  Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. Sony’s CODM is its Chairman, Chief Executive Officer and President.  The CODM does not evaluate segments using discrete asset information.

Sony realigned its reportable segments effective from the first quarter of the fiscal year ended March 31, 2010 to reflect Sony’s reorganization as of April 1, 2009, primarily repositioning operations previously reported within the Electronics and Game segments and establishing the Consumer Products & Devices, Networked Products & Services and B2B & Disc Manufacturing segments.  Additionally, Music is a new segment effective from the first quarter of the fiscal year ended March 31, 2010. In connection with the realignment, all prior period amounts in the segment disclosures have been restated to conform to the current presentation.

The Consumer Products & Devices segment includes products such as televisions, digital imaging, audio and video, semiconductors and components.  The equity results of S-LCD are also included within the Consumer Products & Devices segment.  The Networked Products & Services segment includes Game as well as PC and Other Networked Businesses.  The B2B & Disc Manufacturing segment is comprised of the B2B business, including broadcast and professional-use products, as well as the Blu-ray DiscTM, DVD and CD disc manufacturing business.  The Pictures segment develops, produces and manufactures image-based software, including motion picture, home entertainment and television products mainly in the U.S., and markets, distributes and broadcasts in the worldwide market.  The Music segment includes SME, SMEJ and a 50% owned U.S. based joint-venture in the music publishing business, Sony/ATV Music Publishing LLC.  For the fiscal years ended March 31, 2008 and 2009, the Music segment’s operating income includes the equity results for SONY BMG through September 30, 2008.  The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market, leasing and credit financing businesses and a bank business in Japan.  The equity earnings from Sony Ericsson are presented as a separate segment and were previously included in the Electronics segment.  All Other consists of various operating activities, including a mobile phone OEM business in Japan and So-net, an Internet-related service business subsidiary operating mainly in Japan.  Sony’s products and services are generally unique to a single operating segment.

Sales and operating revenue:

	Yen in millions
	Fiscal year ended March 31
	2008	2009	2010

Sales and operating revenue:
Consumer Products & Devices -
Customers	4,238,547	3,597,233	2,921,403
Intersegment	675,406	434,250	306,309
Total	4,913,953	4,031,483	3,227,712
Networked Products & Services -
Customers	2,042,560	1,684,758	1,511,615
Intersegment	78,132	70,885	64,232
Total	2,120,692	1,755,643	1,575,847
B2B & Disc Manufacturing -
Customers	536,945	464,321	404,114
Intersegment	77,994	95,672	100,119
Total	614,939	559,993	504,233
Pictures -
Customers	855,482	717,513	705,237
Intersegment	2,452	-	-
Total	857,934	717,513	705,237
Music -
Customers	204,818	363,074	511,097
Intersegment	23,849	23,979	11,519
Total	228,667	387,053	522,616
Financial Services -
Customers	553,216	523,307	838,300
Intersegment	27,905	14,899	13,096
Total	581,121	538,206	851,396
All Other -
Customers	359,468	318,422	261,851
Intersegment	-	-	-
Total	359,468	318,422	261,851
Corporate and elimination	(805,360)	(578,320)	(434,894)
Consolidated total	8,871,414	7,729,993	7,213,998

Consumer Products & Devices intersegment amounts primarily consist of transactions with the Networked Products & Services segment.

Networked Products & Services intersegment amounts primarily consist of transactions with the Consumer Products & Devices segment.

B2B & Disc Manufacturing intersegment amounts primarily consist of transactions with the Networked Products & Services, Pictures and Music segments.
Corporate and elimination includes certain royalty income of brand and patent.

Segment profit or loss:

	Yen in millions
	Fiscal year ended March 31
	2008	2009	2010

Operating income (loss):
Consumer Products & Devices	230,098	(115,078)	(46,475)
Networked Products & Services	(77,620)	(87,428)	(83,077)
B2B & Disc Manufacturing	64,540	6,480	(7,216)
Pictures	58,524	29,916	42,814
Music	35,063	27,843	36,513
Financial Services	22,633	(31,157)	162,492
Equity in net income (loss) of Sony Ericsson	79,481	(30,255)	(34,514)
All Other	10,312	(4,241)	(4,807)
Total	423,031	(203,920)	65,730
Corporate and elimination	52,268	(23,863)	(33,958)
Consolidated operating income (loss)	475,299	(227,783)	31,772
Other income	149,447	98,825	43,834
Other expenses	(57,612)	(45,997)	(48,694)
Consolidated income (loss) before income taxes	567,134	(174,955)	26,912

Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.

Corporate and elimination includes certain restructuring costs and other corporate expenses, which are attributable principally to headquarters and are not allocated to segments. During the fiscal year ended March 31, 2008, Sony sold portions of the site of its former headquarters and recorded gains of 60,683 million yen in Corporate.

As a result of a modification of internal management reporting during the fiscal year ended March 31, 2010, certain amounts previously included within corporate and elimination have been reclassified into the segment operating income (loss) for all periods presented. The revision had no impact on the consolidated results.

Other significant items:

	Yen in millions
	Fiscal year ended March 31
	2008	2009	2010

Equity in net income (loss) of affiliated companies:
Consumer Products & Devices	9,212	6,909	390
Networked Products & Services	(41)	-	-
B2B & Disc Manufacturing	(2,825)	(2,998)	(883)
Pictures	4,513	7,991	4,347
Music	10,184	(6,029)	(80)
Financial Services	-	(1,796)	(1,345)
Sony Ericsson	79,481	(30,255)	(34,514)
All Other	293	1,069	1,850
Consolidated total	100,817	(25,109)	(30,235)

Depreciation and amortization:
Consumer Products & Devices	260,504	230,177	198,354
Networked Products & Services	20,455	21,651	23,662
B2B & Disc Manufacturing	34,877	37,555	39,250
Pictures	8,633	7,904	8,427
Music	6,841	9,756	13,427
Financial Services, including deferred insurance acquisition costs	65,268	67,714	56,531
All Other	4,667	3,182	3,016
Total	401,245	377,939	342,667

Corporate	26,765	27,504	28,337

Consolidated total	428,010	405,443	371,004

The following table includes a breakdown of sales and operating revenue to external customers by product category in the Consumer Products & Devices and Networked Products & Services segments.  The Consumer Products & Devices and Networked Products & Services segments are each managed as a single operating segment by Sony’s management.

	Yen in millions
	Fiscal year ended March 31
Sales and operating revenue	2008	2009	2010
Consumer Products & Devices
Televisions	1,357,116	1,275,692	1,005,773
Digital Imaging	1,113,407	863,837	679,225
Audio and Video	644,475	555,706	469,606
Semiconductors	321,032	267,167	277,885
Components	788,004	623,931	479,145
Other	14,513	10,900	9,769
Total	4,238,547	3,597,233	2,921,403

Networked Products & Services
Game	1,219,004	984,855	840,711
PC and Other Networked Businesses	823,556	699,903	670,904
Total	2,042,560	1,684,758	1,511,615

B2B & Disc Manufacturing	536,945	464,321	404,114
Pictures	855,482	717,513	705,237
Music	204,818	363,074	511,097
Financial Services	553,216	523,307	838,300
All Other	359,468	318,422	261,851
Corporate	80,378	61,365	60,381
Consolidated total	8,871,414	7,729,993	7,213,998

Geographic information:

Sales and operating revenue to external customers which are attributed to countries based on location of customers for the fiscal years ended March 31, 2008, 2009 and 2010 and long-lived assets as of March 31, 2009 and 2010 are as follows:

	Yen in millions
	Fiscal year ended March 31
Sales and operating revenue	2008	2009	2010
Japan	2,056,374	1,873,219	2,099,297
U.S.A.	2,221,862	1,827,812	1,595,016
Europe	2,328,233	1,987,692	1,644,698
Other	2,264,945	2,041,270	1,874,987
Total	8,871,414	7,729,993	7,213,998

	Yen in millions
	March 31
	2009	2010

Long-lived assets:
Japan	1,376,271	1,254,663
U.S.A.	797,300	750,436
Europe	211,149	194,717
Other	194,500	171,905

Total	2,579,220	2,371,721

There are not any individually material countries with respect to the sales and operating revenue and long-lived assets included in Europe and Other areas.

Transfers between reportable business segments or geographic areas are made at amounts which Sony’s management believes approximate arms-length transactions.

There were no sales and operating revenue with any single major external customer for the fiscal years ended March 31, 2008, 2009 and 2010.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Nobuyuki Oneda
(Signature) Nobuyuki Oneda Executive Deputy President and Chief Financial Officer